                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                   August 2003


                         Valley of the Rio Doce Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 (Check One) Form 20-F  X   Form 40-F
                                       ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One)  Yes      No  X
                                            ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Table of Contents
--------------------------------------------------------------------------------

Brazilian GAAP Press Release Second Quarter 2003

US GAAP Press Release Second Quarter 2003

BR GAAP

 BOVESPA: VALE3, VALE5
    NYSE: RIO, RIOPR
 LATIBEX: XVALO, XVALP

     www.cvrd.com.br
     rio@cvrd.com.br

   Investor Relations
       Department

Roberto Castello Branco
     Barbara Geluda
     Daniela Tinoco
  Eduardo Mello Franco
     Rafael Azevedo
     Rafael Campos
  Tel: (5521)3814-4540




[CVRD LOGO]


PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE SECOND QUARTER OF 2003
================================================================================

The financial and operational information contained in this press release, except otherwise indicated, refers to the Parent Company and was calculated in accordance with generally accepted Brazilian accounting procedures (Brazilian
GAAP). This information, with the exception of that referring to investment and market behaviour, is based on the quarterly financial statements, which have been reviewed by independent auditors.


Rio de Janeiro, 13 August 2003 - Companhia Vale do Rio Doce (CVRD) has reported net earnings of R$ 1.275 billion for the second quarter of 2003 (2Q03), corresponding to R$ 3.32 per share, the second highest quarterly profit in the history of CVRD, only surpassed by the results posted in 4Q02, of R$ 1.541 billion. Return on shareholders' equity (ROE) amounted to an annualized 35.9%.

Earnings in the first half of 2003 (1H03) amounted to R$ 2.439 billion, higher than the earnings recorded in the same period a year earlier (1H02), of R$ 718 million.

Gross operating revenues in the second quarter amounted to R$ 2.206 billion, up 19.7% compared to 2Q02. In 1H03 revenues amounted to R$ 4.724 billion, 37.2% higher than in the same period last year of R$ 3.444 billion.

CVRD's consolidated exports in the second quarter amounted to US$ 947 million, totalling US$ 1.747 billion for the first half of the year. Exports thus showed an increase of 9.9% compared to 1H02. CVRD's net consolidated exports (exports minus imports) in 1H03 amounted to US$ 1.551 billion, which corresponded to 14.9% of Brazil's trade surplus in this period, of US$ 10.397 billion.

Equity income amounted to R$ 151 million compared to R$ 406.7 million in 2Q02. Most of this was from aluminum operations, which contributed R$ 266.9 million.

Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization), amounted to R$ 983 million, up 28.2% compared to 2Q02. The increase in revenues generated by higher sales volumes and the impact of the depreciation of the USD against the BRL and dividends received from subsidiaries and affiliates were the main factors behind the growth in cash generation.

EBITDA accumulated in 1H03 amounted to R$ 2.131 billion, up 42.9% on 1H02.


2Q03

BR GAAP

Sales of iron ore and pellets amounted to 36.428 million tons, practically the same as that posted in 2Q02, of 36.330 million. In 1H03 shipments amounted to 72,819 million tons, up 4% in relation to those in 1H02.

CVRD has been operating at full capacity, at the same time carrying out various investments in mining and logistics, which will permit faster expansion in shipment capacity from 2004. To this end, in the first quarter of next year Pier III at the maritime terminal of Ponta da Madeira should begin operations, while at the same time production from the iron ore mines at Carajas should be up to 70 million tons a year, an increase of 14 million tons on its current nominal capacity. Given the much faster growth in demand for iron ore than expected, the Company is aiming to bringing forward the completion of the expansion project at Carajas by almost a year.

The Gongo Soco mine, part of the Southern System, resumed operations after the problems that occurred in 1Q03, producing iron ore at an annual rate of 3.6 million tons.

The volume of general cargo (cargo except iron ore and pellets) transported in 2Q03 constituted a quarterly record, despite the fact that only part of the Company's locomotive and railcar orders have been met until now. CVRD's railroads - Vitoria a Minas and Carajas -transported in 2Q03 4.298 billion net ton kilometers (ntk) of general cargo, up 17.6% in relation to 2Q02. In 1H03 CVRD's railroads transported 7.687 billion ntk, against 7.056 billiob in 1H02.

The Centro - Atlantica Railroad (FCA), operated by CVRD, also set a new quarterly record, with the transport of 2.602 billion ntk of general cargo, up 15.5% on the figure obtained in 2Q02, of 2.253 billion. In 1S03 FCA transported
4.835 billion ntk, up 18.4% yoy.

The Company's ports and maritime terminals shipped 7.411 million tons in 2Q03, compared to 7.007 million in 2Q02. In 1H03 cargo transported for clients reached 13 million tons, growth of 4.1% in relation to the first half of 2002.

Investments by the Parent Company in 2Q03 amounted to US$ 389.7 million, bringing total investments in the first half of the year to US$ 587.6 million. Around half of this amount was spent in the development of new mines (iron ore and copper), in the expansion of capacity of existing mines (iron ore and potash), in the expansion of logistics capacity and in the construction of hydroelectric power plants.

The Company's performance in 2Q03 showed itself to be extremely solid and consistent with the aim of maximizing value over the long term and also reflected the quality with which strategies were implemented in all areas of the business.


--------------------------------------------------------------------------------
                          SELECTED FINANCIAL INDICATORS
--------------------------------------------------------------------------------
                                                                     million R$
--------------------------------------------------------------------------------
                                         2Q02             1Q03             2Q03
--------------------------------------------------------------------------------
Gross Operating Revenues                1,843            2,518            2,206
--------------------------------------------------------------------------------
Gross Margin (%)                         45.2             48.4             42.9
--------------------------------------------------------------------------------
EBITDA                                    766            1,148              983
--------------------------------------------------------------------------------
EBITDA Margin (%)                        43.5             47.5             46.4
--------------------------------------------------------------------------------
Net Earnings                               85            1,164            1,275
--------------------------------------------------------------------------------
ROE (annualized) (%)                      2.8             35.0             35.9
--------------------------------------------------------------------------------
Investments (US$ million) *               216              198              390
--------------------------------------------------------------------------------
*including acquisitions
--------------------------------------------------------------------------------
ROE = return on equity = net earnings / equity


2Q03

BR GAAP


MATERIAL EVENTS


Iron ore and pellet prices

During May, negotiations with clients were completed for the setting of iron ore and pellet reference prices for the year 2003. Due to the extraordinary growth in demand, an average price increase was obtained of approximately 9.0% for the various types of iron ore and 9.8% for blast furnace pellets.

The reference prices for iron ore are at their highest levels in nominal terms since 1992. At the same time, there was a recovery in the premium commanded in the price of blast furnace pellets relative to iron ore fines, which returned to the level seen in 2001, of around US$20 cents per iron unit.



Strategic focus, profitable growth and value creation

Investments

At the beginning of July, Rio Doce Manganese Norway (RDMN), CVRD's wholly owned subsidiary located in Mo I Rana, Norway, began operations. After the investment in the overhaul of its electric furnaces, environmental protection and improvements to its safety systems in the workplace, RDMN began production of manganese ferro-alloys, with an annual capacity of 110,000 tons. The plant is supplied with ultra-fine manganese ore from the Azul mine located in Carajas, and benefits from relatively low electricity costs.

Expansion of bauxite and alumina production capacity represents important leveraging in the generation of value for CVRD's shareholders, bearing in mind the Company's sustainable competitive advantages. These advantages are due to the Company's considerable reserves of high-quality bauxite, its efficient logistics system and an alumina refinery with low conversion and capacity expansion costs.

The construction of stage 3 at the alumina refinery of Alunorte, increasing annual capacity from 1.6 million to 2.4 million tons, and an increase in bauxite production capacity at Mineracao Rio do Norte from 11.0 to 16.3 million tons per year were concluded this year.

At the end of July the Board of Directors of Alunorte, a subsidiary of CVRD, approved the construction of stages 4 and 5, which will increase capacity from
2.4 million to 4.2 million tons a year with an estimated investment of US$ 583 million. The new modules will use bauxite produced in Paragominas, a wholly owned CVRD mine in the state of Para, currently under development. Both the mine and the expansion of the refinery are expected to begin operations in the first quarter of 2006.

The European Commission has authorized CVRD's proposal to acquire control of CAEMI, the world's fourth largest producer of iron ore. After the conclusion of the transaction to buy 50% of the ordinary shares and 40% of the preferred shares of CAEMI for US$ 426.4 million, CVRD will hold 60.2% of this company's total capital, consolidating the group's global leadership in the iron ore market. CAEMI's results will be consolidated into the Company's financial statements in US GAAP (generally accepted accounting principles in the United States) starting in 3Q03.


2Q03

BR GAAP


Another important step in the ferrous mining business will be the consolidation of Ferteco into CVRD in 3Q03, allowing the extraction of further synergies between the two companies.

Divestiture

As part of the strategic directive for the divestment of assets that have no synergies with the Company's core businesses, the sale of two Docenave ships for US$ 36 million was finalised, resulting in an accounting profit of R$ 8 million. With the completion of this transaction, just three ships from Docenave's long haul fleet remain to be sold.

An agreement was signed with Yamana Resources Inc. for the purchase and sale of the Fazenda Brasileiro gold mine for US$ 20.9 million. CVRD continues to invest in mineral exploration aimed at discovering new gold deposits. On the other hand, with the exception of 118, all the Company's copper projects will produce gold as a by-product.

Financial Management

The Company successfully concluded two transactions in the international capital markets, raising a total of US$ 550 million.

The first involved the issue of notes backed by export receivables of iron ore and pellets amounting to US$ 250 million with a term of 10 years, a duration of
5.38 years, a grace period of two years, bearing a coupon of 4.43% p.a. payable quarterly and yield to maturity of 4.48% p.a. The issue received a guarantee from MBIA Insurance Corporation and obtained ratings of Aaa from Moody's, AAA from Standard & Poors and AAA from Fitch Ratings.

The second operation involved the issuance of a US$ 300 million unsecured bond for a term of 10 years, a duration of 6.77 years, carrying a coupon of 9.00% p.a. paid semi-annually, with an yield to maturity of 9.25% p.a. This issue had various characteristics that gave it all the hallmarks of success.

Firstly, it obtained a rating of Ba2 from Moody's, 3 notches higher than that awarded to Brazil's sovereign debt, B2. For the first time, a private-sector Brazilian company obtained a higher credit rating than the country itself.

Secondly, it had the longest term of any unsecured bond issued by a private-sector Brazilian company.

Thirdly, it is also the first time ever that a private-sector Brazilian company placed a bond issue offering a lower yield than the comparable securities issued by the sovereign. CVRD 2013 was placed with investors at a yield of 9.250% p.a., while the Brazil Global 2013 was trading at a yield of 12.582%.

The terms obtained for the two issues reflect the recognition by the global capital markets of CVRD's excellent credit quality. At the same time, the transactions are consistent with the Company's financial objective: lengthening the duration of its debt, and reducing refinancing risk, at the lowest cost available given the prevailing market conditions.

The operations were concluded in July and August 2003, and, therefore, will only be reflected in the 3Q03 financial statements.




2Q03

BR GAAP


SHORT-TERM OUTLOOK


Demand for iron ore has been extraordinary, greatly exceeding the expectations that prevailed at the beginning of this year. There are indications that the global seaborne iron ore market is facing its strongest demand pressure in the last 20 years.

In the first half of 2003, Chinese imports grew 42% in relation to the same period last year, reaching 72.5 million tons. This figure is already higher than the Chinese imports for the whole of 2000, which totalled 70 million tons. China has surpassed Japan as the world's largest importer of iron ore, given that imports to that country, although up by 5.4%, amounted to 66.4 million tons in 1H03.

Global production of crude steel, according to statistics from the International Iron and Steel Institute (IISI), increased by 8.2% in 1H03 compared to 1H02, with growth of 1.9% in the European Union, 3% in the United States, 5.2% in Japan, 2% in South Korea and 21% in China - which consequently has been the main driving force in the demand for iron ore. According to industry specialists, it is likely that global steel production in 2003 will reach around 950 million tons, which would mean a jump of 100 million tons from the level two years ago. This expansion in production has obviously translated into a substantial increase in demand for iron ore.

After a brief period of decline, between February and June this year, steel prices, according to the CRU steel price index, picked up in July. The differential in seaborne freight rates between Brazil-Asia and Australia-Asia has shown a modest increase of about US$ 8.50 per ton, indicating the strength of demand for iron ore and pellets, given that Asian countries - basically China, Japan, Taiwan and South Korea - account for approximately 65% of global seaborne imports.

The performance of the Chinese economy has been directly influenced by investments in infrastructure, foreign direct investment flows, exports of manufactured products and an increase in consumer spending on durable goods, especially cars. The growth in these various components explains why China is currently responsible for around 17% of the world's copper and aluminium consumption, 21% of global steel consumption and 23.3% of global seaborne imports of iron ore, and why growth in the Chinese economy causes a considerable impact on ore and metal markets.

The epidemic of Severe Acute Respiratory Syndrome (SARS) has been overcome and its impact on the performance of the Chinese economy seems to have been relatively small, with GDP growth slowing from 9.9% in 1Q03 to 6.7% in 2Q03. Therefore, GDP in that country is expected to continue to grow in the second half of this year at a similar rate to that seen in 1H03, of 8.2%, with a gradual convergence to 7% a year, with favourable repercussions on demand for minerals and metals.

Recent statistics on the behaviour of leading indicators are showing encouraging signs of a recovery in the global economy. GDP in the USA, which has led global economic growth since the mid Nineties, recorded growth rate of 2.4% a year in 2Q03, compared to estimates of 1.5% and annualised expansion rates of only 1.4% in each of the two previous quarters. This provoked an immediate reaction in the commodity markets: the price of copper rose to its highest level in the last 24 months and aluminium prices returned to levels last seen in March 2002. More vigorous global economic growth is expected in the next few quarters, which without doubt improves the outlook for the mining and metals markets.


2Q03

BR GAAP


Bearing in mind the plans to significantly expand steel production in China, it is likely that the current imbalance between the demand and supply of iron ore will persist for the next 18 months, despite capacity expansion projects in Brazil and Australia.

The alumina market has also been experiencing an imbalance between demand and supply, given that global consumption has been growing faster than production since the beginning of 2002. This process, principally due to a significant growth in imports into China, which in 1H03 amounted to 2.56 million tons compared to 1.9 million for the year 2000 as a whole, has caused a sharp rise in prices. On the spot market the alumina price has reached approximately 21% of the aluminium price on the London Metal Exchange (LME), compared to 11% on average for 2002.

The expected trend in global demand for alumina over the next few years is likely to mean continued supply pressure, which will tend to benefit players such as CVRD, which are investing in capacity expansion projects at an extremely competitive cost.

The rise in Brazil's exports, the increase in the Company's fleet of locomotives and wagons and the launching of new services for clients, are factors which lead us to be optimistic with regard to the cash generation capacity of CVRD's logistics businesses over the next 18 to 24 months.

FOCUS ON COST REDUCTION

In parallel to its routine controls and investments in power generation, CVRD has been developing various specific cost reduction initiatives. Among these, are the efforts to shorten the wagon turnaround cycle, reduce the consumption of fuel on the railroads, restructuring in the procurement department, the replacement of fuel oil by natural gas in the pellet plants, and the use of electricity and other fuels in the generation of steam in the alumina refinery.

One aim, for example, is to shorten the average time taken for an iron ore wagon for the journey to and from the mine and the port. Achieving this target would generate significant productivity gains, permitting the transportation of larger volumes of iron ore with less investment in equipment.

Alunorte is achieving the flexibility to, at any time, choose the cheapest energy source to generate the steam and to calcinate alumina.

The company is making greater use of auctions for the purchase of equipment via Quadrem, the global portal for the mining and metals industry. Processes and procedures are being revised, the register of suppliers is being reorganised and a ERP system (Enterprise Resource Planning) is being introduced, measures which will permit a cut in costs and make procurement more efficient.

The effects of these initiatives should materialize over the next few quarters..


REVENUES AND SALES VOLUME

Shipments of iron ore and pellets in 2Q03, of 36.428 million tons, did not show any increase in relation to 2Q02 and 1Q03. Sales in 1H03 amounted to 72.819 million tons compared to 69.993 million in 1H02, an increase of 4%.

CVRD has been operating at full capacity, expecting only modest sales growth this year. The pattern seen in rising demurrage costs mirrors the pressure of demand on production capacity and the Company's iron ore shipments: in 2Q03 this item amounted to of R$ 37 million, compared to R$ 19 million in 2Q02.


2Q03

BR GAAP


By the same token, during 2Q03 1.792 million tons of iron ore were purchased from smaller mining companies located at the iron ore quadrangle, in the State of Minas Gerais, bringing the total amount bought in 1H03 to 3.261 million tons.

However, as we have previously mentioned, the capacity expansion at Carajas is scheduled to come on stream in 1Q04. This, combined with the completion of Pier III at the maritime terminal of Ponta da Madeira due in the same quarter, the investments in locomotives and wagons, as well as the investment in decreasing ship loading time at the port of Tubarao, will place CVRD in a better position to exploit the increased global demand for iron ore of and pellets.

Iron ore fines accounted for 79.6% of shipments in 2Q03, lumps 8.5% and pellets 11.9%. The drop in pellet sales, from 5.084 million tons in 1Q03 to 4.326 million tons in 2Q03, is only due to temporary shipment scheduling.

Export markets accounted for approximately 74% of iron ore and pellet shipments in 2Q03, while 13% went to pelletizing joint ventures and 13% to customers in the domestic market. China, with 4.8 million tons, was the main export market for iron ore and pellets, accounting for 17.8% of the volume sold in the external markets. Japan was the next largest importer, with 4.1 million tons, followed by Germany with 2.8 million, France with 2.3 million and South Korea with 1.7 million. Asia accounted for 43.5% of exports, and Europe 39.4%.

Sales of potash totalled 149,000 tons, down 22.4% in relation to 2Q02. The Taquari-Vassouras mine operated slightly above its nominal capacity of 600,000 tons a year. In 2002 the sale of 731,000 tons was made possible by significantly drawing down on inventory. Potash is another area where the Company is facing excess demand, however CVRD is undertaking an investment to increase production capacity at the mine to 850,000 tons which has expected start up for the middle of 2005.

General cargo transported by the railroads - EFVM and EFC - amounted to 4.298 billion ntk, which set a new quarterly record, being an increase of 17.6% on 2Q02 and up 26.8% compared to 1Q03. Cargo handling for clients in CVRD's ports and maritime terminals amounted to 7.411 million tons, an increase of 5.8% on 2Q02 and up 31.8% on 1Q03.

A large part of the performance in logistics services can be explained by the Company's exploitation of opportunities provided by agricultural production, specially grains, a segment in which CVRD ships approximately 15% of the harvest destined for the export market, and by increased Brazilian steel production, up 8.4% in 1H03. Various initiatives in the process of being introduced, or already implemented, are enabling the Company to take advantage of growth potential in this line of business. Of particular note are contracts for the transport of soya, sugar for export, the launching of express train services, the development of new services for the transport of steel products and the fact that the Company has started to provide logistics management services for the industrial installations of various large Brazilian companies and multinationals.

All these initiatives, combined with the larger number of locomotives and wagons, mean that we can look forward to continuing expansion in CVRD's logistics activities.



2Q03

BR GAAP


--------------------------------------------------------------------------------
                                  SALES VOLUME
--------------------------------------------------------------------------------
                                                                       '000 tons
--------------------------------------------------------------------------------
                                           2Q02             1Q03            2Q03
--------------------------------------------------------------------------------
Iron ore and pellets                      36,330           36,391         36,428
--------------------------------------------------------------------------------
    Iron Ore                              32,289           31,307         32,102
--------------------------------------------------------------------------------
        Fines                             28,648           28,157         29,001
--------------------------------------------------------------------------------
        Lumps                              3,641            3,150          3,101
--------------------------------------------------------------------------------
Pellets                                    4,041            5,084          4,326
--------------------------------------------------------------------------------
Gold (troy ounce)                        111,854           25,753         19,773
--------------------------------------------------------------------------------
Potash                                       192              158            149
--------------------------------------------------------------------------------
Port Services                              7,007            5,624          7,411
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                    RAILROAD TRANSPORTATION OF GENERAL CARGO
--------------------------------------------------------------------------------
                                                                     million ntk
--------------------------------------------------------------------------------
                                           2Q02             1Q03            2Q03
--------------------------------------------------------------------------------
   Vitoria a Minas Railroad               2,807            2,727           3,311
--------------------------------------------------------------------------------
   Carajas Railroad                         848              662             987
--------------------------------------------------------------------------------
Total                                     3,655            3,389           4,298
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                   IRON ORE AND PELLET SALES - PARENT COMPANY
--------------------------------------------------------------------------------
                                                                    million tons
--------------------------------------------------------------------------------
DESTINATION                                2Q02             1Q03            2Q03
--------------------------------------------------------------------------------
ASIA
--------------------------------------------------------------------------------
       China                                5.0              5.4             4.8
--------------------------------------------------------------------------------
       South Korea                          1.1              1.6             1.7
--------------------------------------------------------------------------------
       Philippines                          0.5              0.4             0.6
--------------------------------------------------------------------------------
       Japan                                4.3              3.9             4.1
--------------------------------------------------------------------------------
       Taiwan                               0.4              0.4             0.5
--------------------------------------------------------------------------------
       Total                               11.3             11.7            11.7
--------------------------------------------------------------------------------
EUROPE
--------------------------------------------------------------------------------
       Germany                              3.4              3.5             2.8
--------------------------------------------------------------------------------
       Spain                                0.7              0.8             0.9
--------------------------------------------------------------------------------
       France                               1.5              1.4             2.3
--------------------------------------------------------------------------------
       Italy                                2.2              1.2             1.2
--------------------------------------------------------------------------------
       United Kingdom                       0.4              0.5             0.6
--------------------------------------------------------------------------------
       Others                               3.2              3.2             2.8
--------------------------------------------------------------------------------
       Total                               11.4             10.6            10.6
--------------------------------------------------------------------------------
THE AMERICAS
--------------------------------------------------------------------------------
       Argentina                            0.6              0.8             0.8
--------------------------------------------------------------------------------
       United States                        1.0              1.0             0.8
--------------------------------------------------------------------------------
       Other                                0.5              0.8             0.6
--------------------------------------------------------------------------------
       Total                                2.1              2.6             2.2
--------------------------------------------------------------------------------
Others
--------------------------------------------------------------------------------
       Bahrein                              0.5              0.5             0.4
--------------------------------------------------------------------------------
       Others                               0.7              1.0             2.0
--------------------------------------------------------------------------------
       Total                                1.2              1.5             2.4
--------------------------------------------------------------------------------
TOTAL                                      26.0             26.4            26.9
--------------------------------------------------------------------------------
DOMESTIC MARKET                            2Q02             1Q03            2Q03
--------------------------------------------------------------------------------
  Steel mills                               5.7              5.1             4.6
--------------------------------------------------------------------------------
  Pelletizing joint ventures                4.6              5.0             4.8
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       Total                               10.3             10.1             9.4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL                                      36.3             36.5            36.3
--------------------------------------------------------------------------------


2Q03

BR GAAP



The Company's gross operating revenues amounted to R$ 2.206 billion in 2Q03, 83% of which was either denominated in, or indexed to, the US dollar. This was 19.7% higher than in 2Q02, but represented a drop of 12.4% in relation to 1Q03 due to the 16.9% appreciation of the Real.

Revenues obtained from sale of iron ore amounted to R$ 1.355 billion - 61.4% of the total - an increase of 21.3% compared to 2Q02, but down 12.8% in relation to 1Q03. Pellet sales generated revenues of R$ 375 million in 2Q03 - 17.0% of total revenue - an increase of 40.5% in relation to 2Q02 but down 24.4% on 1Q03, which was caused by volatility in the exchange rate and a drop in the volume shipped. In addition, revenues from services provided in the operation of the five pelletizing plants of the joint ventures at Tubarao amounted to R$ 32 million compared to R$ 23 million in 2Q02 and R$ 29 million in 1Q03.

Gross revenue from logistics services, of R$ 354 million, showed an increase of 30.1% on 2Q03 and were up 8.3% on 1Q03. The largest sources of revenue generation were the steel industry, representing 40% and agriculture with 30%.

Intermodal transport, although accounting for a very small percentage of the total - less than 5% of revenues generated by the transportation of general cargo - is the most dynamic segment, having seen a sixfold increase in revenue generation between 2Q02 and 2Q03. The focus of intermodal transport is on the shipmenet of cargo between industrial plants and distribution centres, using express trains and coastal shipping.

As a consequence of the drop in production, with the closure of the Igarape Bahia mine and the Fazenda Brasileiro mine nearing exhaustion, revenues from gold sales amounted to just R$ 20 million, compared to R$ 89 million in 2Q02 and R$ 32 million in 1Q03. Potash sales, of R$ 63 million in 2Q03, were lower than those in 1Q03, of R$ 73 million as a result of exchange rate effects and a small drop in volume shipped from 158,000 to 149,000 tons.



--------------------------------------------------------------------------------------------------------------------
                                          GROSS REVENUES BY PRODUCT
--------------------------------------------------------------------------------------------------------------------
                                                                                                          million R$
--------------------------------------------------------------------------------------------------------------------
                                                           2Q02         %       1Q03         %       2Q03         %
--------------------------------------------------------------------------------------------------------------------
Iron Ore                                                  1,118      60.6      1,553      61.7      1,355      61.4
--------------------------------------------------------------------------------------------------------------------
    Domestic Market                                         294      26.3        411      26.5        364      26.9
--------------------------------------------------------------------------------------------------------------------
    Export Market                                           824      73.7      1,142      73.5        991      73.1
--------------------------------------------------------------------------------------------------------------------
Pellets                                                     267      14.5        496      19.7        375      17.0
--------------------------------------------------------------------------------------------------------------------
    Domestic Market                                          48      17.9         90      18.1         64      17.0
--------------------------------------------------------------------------------------------------------------------
    Export Market                                           219      82.1        406      81.9        311      83.0
--------------------------------------------------------------------------------------------------------------------
Railroad Transport                                          204      11.1        259      10.3        270      12.2
--------------------------------------------------------------------------------------------------------------------
Port Services                                                67       3.7         68       2.7         84       3.8
--------------------------------------------------------------------------------------------------------------------
Potash                                                       62       3.4         73       2.9         63       2.9
--------------------------------------------------------------------------------------------------------------------
Gold                                                         89       4.8         32       1.3         20       0.9
--------------------------------------------------------------------------------------------------------------------
Pelletizing Plants Operation Services                        23       1.2         29       1.1         32       1.5
--------------------------------------------------------------------------------------------------------------------
Others                                                       13       0.7          8       0.3          8       0.3
--------------------------------------------------------------------------------------------------------------------
Total                                                     1,843       100      2,518       100      2,206       100
--------------------------------------------------------------------------------------------------------------------


EARNINGS OF R$ 1.275 BILLION

Net earnings in 2Q03 amounted to R$ 1.275 billion, compared to the figure of R$ 85 million posted in 2Q02 and R$ 1.164 billion in 1Q03.


2Q03

BR GAAP



Factors behind the increase in earnings in relation to 2Q02

The significant growth in earnings in relation to 2Q02's result is due in large part to the significant impact of the exchange rate on the Company's net debt denominated in foreign currency. In 2Q02, due to the 22.4% appreciation of the US dollar against the Real, monetary variation caused a drop in profit of R$
1.013 billion. In 2Q03, with the depreciation of the US dollar, these variations combined to boost profits by R$ 885 million. Furthermore, the increase of R$ 357 million in net operating revenues contributed to the good result in 2Q03.

The most significant factors that negatively affected net earnings in 2Q03 were: the increase of R$245 million in the cost of goods sold (COGS), the drop of R$256 million in the results from shareholdings, and the increase of R$532 million in the provision for the payment of income tax and social contribution.

The increase in COGS was caused by a rise in the cost of material of R$ 91 million, an increase of R$ 66 million in the cost of fuel oil and gases due to the increase in oil product prices, and greater spending on contracted services, up R$ 51 million. It should be pointed out that the rise in material costs is the result of changes in maintenance provision criteria adopted from 2H02.

The result from shareholdings amounted to R$ 151 million in 2Q03, compared to R$ 407 million in 2Q02. Subsidiaries and affiliates in the aluminum segment contributed with R$ 267 million, while logistics companies produced a negative result of R$ 178 million.

Albras posted profit of R$ 246.7 million in 2Q03, Alunorte R$ 151.4 million and MRN, R$ 75.2 million. In 2Q03 Alunorte's sales amounted to 537,000 tons of alumina, already reflecting the production ramp-up in module 3.

Companies in the ferrous minerals segment - iron ore, pellets, manganese and ferro-alloys - generated earnings of only R$ 7 million for the Parent Company. Monetary losses of R$239 million, due to the appreciation in the Real, experienced by subsidiaries abroad, partially offset the good performance of companies such as Samarco, which posted earnings of R$ 71 million, Ferteco with R$ 68 million, Kobrasco, R$ 18 million and GIIC, R$ 10 million. RDMN posted earnings of R$ 9 million, obtained through the sale of unconsumed electricity during the period when it was adapting its plant for the production of manganese alloys.

In the logistics area, the negative result was influenced by accounting adjustments made at FCA. As well as the amortization of goodwill of R$ 115 million and provision for losses of R$ 96 million.

Bearing in mind the future consolidation of FCA in CVRD's financial statements, it has sought to adapt its accounting procedures to those used by the Company and in line with the best international practices. In this way, there was a change in the way leasing and railway concessions were accounted for, which resulted in a negative accounting affect of some R$ 211 million, without any effect on cash flow.

In 2Q03 a provision of R$ 259 million for the payment of income tax and social was made, compared to the figure of R$ 200 million in 1Q03. The significant increase in taxation is a consequence of growth in taxable earnings being out of phase with the capacity for generating tax credits through the payment of interest on shareholder's equity.




2Q03

BR GAAP



--------------------------------------------------------------------------------
                   RESULT FROM SHAREHOLDINGS BY BUSINESS AREA
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
Business Area                                  2Q 02         1Q 03        2Q 03
--------------------------------------------------------------------------------
Ferrous Minerals
--------------------------------------------------------------------------------
    Iron Ore and pellets                         532            34          (3)
--------------------------------------------------------------------------------
    Manganese and Ferro-alloys                    41            16           10
--------------------------------------------------------------------------------
Non-ferrous Minerals                            (40)            24           27
--------------------------------------------------------------------------------
Logistics                                       (58)          (40)        (178)
--------------------------------------------------------------------------------
Steel                                             57            65           15
--------------------------------------------------------------------------------
Aluminum                                       (127)           221          267
--------------------------------------------------------------------------------
Others                                             1            15           12
--------------------------------------------------------------------------------
Total                                            407           335          151
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                 COGS BREAKDOWN
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
                                2Q 02        %    1Q 03       %   2Q 03       %
--------------------------------------------------------------------------------
Personnel                         130     13.5      120     9.6     124    10.2
--------------------------------------------------------------------------------
Material                          115     11.9      211    16.9     206    17.0
--------------------------------------------------------------------------------
Fuel Oil and Gases                 90      9.3      139    11.2     156    12.9
--------------------------------------------------------------------------------
Energy                             30      3.1       24     1.9      33     2.7
--------------------------------------------------------------------------------
Contracted Services               118     12.2      123     9.9     169    14.0
--------------------------------------------------------------------------------
Acquisition of products           250     25.9      386    31.0     263    21.7
--------------------------------------------------------------------------------
Depreciation and Exhaustion       160     16.6      150    12.0     155    12.8
--------------------------------------------------------------------------------
Others                             73      7.5       93     7.5     106     8.7
--------------------------------------------------------------------------------
Total                             966    100.0    1,248   100.0   1,211   100.0
--------------------------------------------------------------------------------




BEHAVIOR OF EBITDA

EBITDA generation amounted to R$983 million in 2Q03, an increase of 28.3% in relation to 2Q02, but lower than the figure of R$ 1.148 billion recorded in 1Q03. EBITDA margin amounted to 46.4%, higher than that posted in 2Q02, of 43.5% and slightly less than the 47.5% recorded in 1Q03.

EBITDA growth in relation to 2Q02

The main factors behind the increase in EBITDA in 2Q03 compared to 2Q02 were:
(a) growth in net operating revenues of R$ 357 million; (b) an increase in dividends received from subsidiaries and affiliates of around R$ 133 million, which totalled R$ 185 million in 2Q03; (c) an adjustment for non-recurring items of R$ 36 million; and (d) a drop in administrative expenses of R$ 9 million.

In 2Q03, CVRD (Parent Company) received dividends from Samarco, of R$ 64.2 million, R$ 38.2 million from Florestas Rio Doce, R$ 26.4 million from Docenave, R$ 26.3 million from Aluvale, R$ 14.5 million from Urucum Mineracao, R$ 5.6 million from Fosfertil, and R$ 9.9 million from various other companies.

An amount of R$36 million of pre-operational expenses for the Sao Luis pelletizing plant was booked as other operational expenses, being of a non-recurring nature. As this expense is a one time event, it is characterised as non-recurring. Consequently, the EBITDA was adjusted in this amount.



2Q03

BR GAAP




Factors adversely affecting EBITDA growth were: a R$ 245 million increase in COGS and a rise of R$ 56 million in other operational expenses. This latter was determined principally by an increase of R$ 37 million in the provision for employee profit-sharing.



--------------------------------------------------------------------------------
                               EBITDA CALCULATION
--------------------------------------------------------------------------------
                                                                      R$ million
--------------------------------------------------------------------------------
                                             2Q 02          1Q 03         2Q 03
--------------------------------------------------------------------------------
Net Operating Revenues                       1,762          2,417         2,119
--------------------------------------------------------------------------------
COGS                                         (966)        (1,248)       (1,211)
--------------------------------------------------------------------------------
Sales Expenses                                (35)           (52)          (45)
--------------------------------------------------------------------------------
Administrative Expenses                      (106)           (89)          (97)
--------------------------------------------------------------------------------
Research & Development                        (31)           (38)          (36)
--------------------------------------------------------------------------------
Other Operational Expenses                    (75)          (106)         (131)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBIT                                           548            884           600
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Depreciation and Amortization                  166            161           163
--------------------------------------------------------------------------------
Dividends Received                              52            102           185
--------------------------------------------------------------------------------
Adjustments for Non-recurring Items
(asset write-off)                                -              -            36
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA                                         766          1,148           983
--------------------------------------------------------------------------------



2Q03

BR GAAP



--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
                                                2Q 02         1Q 03       2Q 03
--------------------------------------------------------------------------------
Gross Operating Revenues                        1,843         2,518       2,206
--------------------------------------------------------------------------------
Taxes                                            (82)         (101)        (87)
--------------------------------------------------------------------------------
Net Operating Revenues                          1,762         2,417       2,119
--------------------------------------------------------------------------------
Cost of Goods Sold                              (966)       (1,248)     (1.211)
--------------------------------------------------------------------------------
Gross Earnings                                    796         1,169         908
--------------------------------------------------------------------------------
Gross Margin (%)                                 45.2          48.4        42.9
--------------------------------------------------------------------------------
Result from Shareholdings                         407           335         151
--------------------------------------------------------------------------------
Equity Income                                     626           419         370
--------------------------------------------------------------------------------
Goodwill Amortization                           (104)          (93)       (185)
--------------------------------------------------------------------------------
Provision for Losses                            (115)            10        (35)
--------------------------------------------------------------------------------
Operating Expenses                              (247)         (285)       (308)
--------------------------------------------------------------------------------
Selling                                          (35)          (52)        (45)
--------------------------------------------------------------------------------
Administrative                                  (106)          (89)        (97)
--------------------------------------------------------------------------------
Research and Development                         (31)          (38)        (36)
--------------------------------------------------------------------------------
Other Operational Expenses                       (75)         (106)       (131)
--------------------------------------------------------------------------------
Financial Result                              (1,143)           145         783
--------------------------------------------------------------------------------
Financial Expenses                              (190)         (185)       (164)
--------------------------------------------------------------------------------
Financial Revenues                                 60            50          61
--------------------------------------------------------------------------------
Monetary Variation                            (1,013)           280         885
--------------------------------------------------------------------------------
Operating Profit                                (187)         1,364       1,534
--------------------------------------------------------------------------------
Income Tax and Social Contribution                272         (200)       (259)
--------------------------------------------------------------------------------
Net Earnings                                       85         1,164       1,275
--------------------------------------------------------------------------------
Earnings per share (R$)                          0.22          3.03        3.32
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                  BALANCE SHEET
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
                                                  2Q 02        1Q 03      2Q 03
--------------------------------------------------------------------------------
Asset
--------------------------------------------------------------------------------
    Current                                       4,552        4,787      4,127
--------------------------------------------------------------------------------
    Realisable Long Term                          3,241        3,045      2,894
--------------------------------------------------------------------------------
    Fixed                                        17,032       20,080     20,774
--------------------------------------------------------------------------------
Total                                            24,825       27,913     27,796
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
    Current                                       4,167        4,629      5,297
--------------------------------------------------------------------------------
    Demandable Long Term                          8,532        9,991      8,310
--------------------------------------------------------------------------------
Shareholders' Equity                             12,126       13,293     14,188
--------------------------------------------------------------------------------
       Paid-up Capital                            5,000        5,000      6,300
--------------------------------------------------------------------------------
       Reserves                                   7,126        8,293      7,888
--------------------------------------------------------------------------------
Total                                            24,825       27,913     27,796
--------------------------------------------------------------------------------

INVESTMENTS

Capital expenditure by CVRD in 2Q03 amounted to US$ 389.7 million, totalling US$
587.6 million for the first half of the year.

US$ 189.3 million were spent on projects - 48.6% of the capital expenditure total - US$ 9.4 million being on iron ore mining in the Southern System, US$
23.8 million on iron ore mining in the Northern System and US$ 41.5 million on logistics. US$ 87.5 million were allocated to the Sossego copper project and US$
6.9 million to expanding the Taquari - Vassouras potash mine.




2Q03

BR GAAP


The main projects are detailed below:

---------------------------------------------------------------------------------------------------------------------
Area          Project        Investment         Investment         Status
                             carried out in     carried out in
                             1Q03               2Q03
---------------------------------------------------------------------------------------------------------------------
              Enlarging      US$ 6.1 million    US$ 7.7 million    It is expected that the Northern System will be
              iron ore                                             operating with a production capacity of 70
              production                                           million tons in 1Q04, therefore managing to
Ferrous       capacity in                                          accelerate the expansion in production by
Minerals      the Northern                                         approximately 12 months. Investment in the
              System                                               project is estimated at US$ 144.4 million,
                                                                   involving expenditure on the mine, railroad and
                                                                   port.
              -------------- ------------------ ------------------ --------------------------------------------------
              Pier III of    US$ 2.1 million    US$ 2.8 million    Completion expected for January 2004. Project
              the Ponta da                                         implementation is proceeding according to
              Madeira                                              schedule and capex is estimated at US$ 33.3
              Maritime                                             million. Pier III will have a loading capacity
              Terminal                                             of 18 million tons a year, enlarging the
              (PMMT)                                               capacity of PMMT to 74 million tons a year.
              -------------- ------------------ ------------------ --------------------------------------------------
              Brucutu iron   US$ 146,000        US$ 296,000        First phase due for completion by 2006, when the
              ore mine -                                           mine will have a production capacity of 12
              Southern                                             million tons a year. Works are proceeding
              System                                               according to schedule. Total investment is
                                                                   estimated at US$ 219.9 million, of which US$ 19.7
                                                                   million is programmed for 2003.
              -------------- ------------------ ------------------ --------------------------------------------------
              Fabrica Nova   US$ 637,000        US$ 2.5 million    Completion estimated for 2005.  3.7% of the
              iron ore mine                                        investment has already been carried out, and
              - Southern                                           work is proceeding according to schedule. The
              System                                               Fabrica Nova mine is likely to have a capacity
                                                                   of 10 million tons a year by 2005, reaching 15
                                                                   million by 2009. Total capital expenditure is
                                                                   budgeted at US$ 84.4 million, with programmed
                                                                   spending of US$ 39.6 million for 2003.
------------- -------------- ------------------ ------------------ --------------------------------------------------
              Sossego        US$ 40.5 million   US$ 87.5 million   Completion estimated for first half 2004.  55%
              copper mine                                          of the total investment in the project has
                                                                   already been carried out, 78% of the undertaking
Non Ferrous                                                        having been completed. The first tests should
Minerals                                                           begin in 3Q03.  The project is slightly ahead of
                                                                   schedule.
              -------------- ------------------ ------------------ --------------------------------------------------
              Expansion of   US$ 4.0 million    US$ 6.9 million    Completion estimated for mid 2005.  26% of the
              Taquari                                              investment total for the project has been
              -Vassouras                                           carried out. The project is on schedule. After
              Potash Mine                                          the expansion, the mine's capacity will have
                                                                   been enlarged to 850,000 tons a year.
------------- -------------- ------------------ ------------------ --------------------------------------------------
              Purchase of    US$ 18.9 million   US$ 35.3 million   Of the 2,010 wagons and 77 locomotives which
              locomotives                                          will be purchased by the end of 2003, the
              and wagons                                           Company has already received 950 wagons and 44
                                                                   locomotives. Part of this equipment will be for the
                                                                   transport of general cargo and part for iron ore.
Logistics                                                          33.3% of the total investment estimated at US$
                                                                   162.9 million has already been made.
              -------------- ------------------ ------------------ --------------------------------------------------
              Praia Mole     US$ 707,000        US$ 1.5 million    Phase I was completed in April 2003. After the
              MaritimeTerminal                                     completion of Phase II (scheduled for 2Q04) the
              (Phases I &                                          terminal's handling capacity will be 14.5
              II)                                                  million tons a year. Total investment is
                                                                   budgeted at US$ 20.9 million.
------------- -------------- ------------------ ------------------ --------------------------------------------------
              Aimores        US$ 6.4 million    US$ 7.6 million    Full operation postponed to October 2004, in
              Hydroelectric                                        view of the delay in the relocation of a local
              Plant                                                community, due to questions of legal nature. The
Power                                                              construction of the plant is proceeding on
Generation                                                         schedule. The plant itself will be completed within
                                                                   the original timetable, but will not be able to
                                                                   generate electricity as the water reservoir will
                                                                   not be full.
              -------------- ------------------ ------------------ --------------------------------------------------
              Candonga       US$ 6.7 million    US$ 5.4 million    Completion scheduled for November 2003. 90% of
              Hydroelectric                                        the project's total estimated investment of US$
              plant                                                40.1 million, has already been carried out.
                                                                   Implementation of the project is proceeding as
                                                                   scheduled.
              -------------- ------------------ ------------------ --------------------------------------------------



2Q03

BR GAAP


Expenditure on maintenance and environmental protection in 2Q03 amounted to US$47.4 million, representing 12.1% of the total.

Capital infusions amounted to US$ 79.9 million - 20.5% of the total invested - for CFN, FCA, Celmar, Compania Minera Andino Brasileira (CMAB) and Compania Minera Latino Americana (CMLA). CMAB and CMLA being mineral exploration companies located in Chile and Peru, respectively. The injection into Celmar went to pay off loans.

The purchase of shares issued by CST, amounting to US$ 58 million, accounted for 14.9% of the investment made in the quarter.

Expenditure on mineral exploration and technological research amounted to US$
8.6 million. US$ 6.5 million were spent on information technology, US$ 3 million of which was on the implementation of the ERP system.

Of the total invested in 2Q03, the non-ferrous mineral area accounted for 26.8%, logistics 20.3% and the ferrous minerals division, 18.1%.


------------------------------------------------------------------------------------------------------------------
                                              INVESTMENTS - 2Q03
------------------------------------------------------------------------------------------------------------------
By business area                 US$ million       %   By category                         US$ million          %
------------------------------------------------------------------------------------------------------------------
Ferrous Minerals                        70.7   18.1%   Capital infusions                          79.9      20.5%
------------------------------------------------------------------------------------------------------------------
Logistics                               79.1   20.3%   Maintenance & Environmental                47.4      12.1%
                                                       Protection
------------------------------------------------------------------------------------------------------------------
Non-ferrous Minerals                   104.4   26.8%   Projects                                  189.3      48.6%

------------------------------------------------------------------------------------------------------------------
Power Generation                        16.0    4.1%   Mineral Exploration and                     8.6       2.2%
                                                       Technological Research
------------------------------------------------------------------------------------------------------------------
Others                                 119.4   30.7%   Information Technology                      6.5       1.7%

------------------------------------------------------------------------------------------------------------------
                                                       Acquisitions                               58.0      14.9%
------------------------------------------------------------------------------------------------------------------
Total                                  389.7    100%   Total                                     389.7       100%
------------------------------------------------------------------------------------------------------------------



2Q03

BR GAAP




-----------------------------------------------------------------------------
        IRON ORE AND PELLETS - FINANCIAL INDICATORS - NOT REVIEWED
-----------------------------------------------------------------------------
                                                                   million R$
-----------------------------------------------------------------------------
HISPANOBRAS                                   2Q 02       1Q 03        2Q 03
-----------------------------------------------------------------------------
Quantity Sold ('000 tons)                       836         905          890
-----------------------------------------------------------------------------
   Export Markets                               356         268          625
-----------------------------------------------------------------------------
   Domestic Market                              480         637          265
-----------------------------------------------------------------------------
Average Price (US$/ton)                       31.56       29.75        36.33
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Net Revenues                                     59          94           93
-----------------------------------------------------------------------------
Cost of Goods Sold                             (56)        (81)         (85)
-----------------------------------------------------------------------------
Net Financial Result                              6         (4)          (7)
-----------------------------------------------------------------------------
Net Earnings                                      2           4            8
-----------------------------------------------------------------------------
Gross Margin (%)                                5.1        13.8          8.6
-----------------------------------------------------------------------------
EBITDA                                            -          14           17
-----------------------------------------------------------------------------
EBITDA Margin (%)                                 -        14.9         18.3
-----------------------------------------------------------------------------
NIBRASCO                                      2Q 02       1Q 03        2Q 03
-----------------------------------------------------------------------------
Quantity Sold ('000 tons)                     2,257       1,800        1,847
-----------------------------------------------------------------------------
   Export Markets                               686         469          513
-----------------------------------------------------------------------------
   Domestic Market                            1,571       1,331        1,334
-----------------------------------------------------------------------------
Average Price (US$/ton)                       31.36       27.75        27.03
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Net Revenues                                    164         175          147
-----------------------------------------------------------------------------
Cost of Goods Sold                            (144)       (167)        (153)
-----------------------------------------------------------------------------
Net Financial Result                            (4)           1            2
-----------------------------------------------------------------------------
Net Earnings                                      6           3          (5)
-----------------------------------------------------------------------------
Gross Margin (%)                               12.2         4.6        (4.1)
-----------------------------------------------------------------------------
EBITDA                                           19          10          (3)
-----------------------------------------------------------------------------
EBITDA Margin (%)                              11.6         5.7        (2.0)
-----------------------------------------------------------------------------
Gross Debt (US$ million)                          4           3            2
-----------------------------------------------------------------------------
    - Short Term                                  2           2            2
-----------------------------------------------------------------------------
    - Long Term                                   2           1            -
-----------------------------------------------------------------------------
ITABRASCO                                     2Q 02       1Q 03        2Q 03
-----------------------------------------------------------------------------
Quantity Sold ('000 tons)                       702         813          843
-----------------------------------------------------------------------------
   Export Markets                               533         306          778
-----------------------------------------------------------------------------
   Domestic Market                              169         507           65
-----------------------------------------------------------------------------
Average Price (US$/ton)                       28.30       29.54        35.25
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Net Revenues                                     50          86           91
-----------------------------------------------------------------------------
Cost of Goods Sold                             (48)        (73)         (76)
-----------------------------------------------------------------------------
Net Financial Result                              9         (3)          (5)
-----------------------------------------------------------------------------
Net Earnings                                      5           3            6
-----------------------------------------------------------------------------
Gross Margin (%)                                4.0        15.1         16.5
-----------------------------------------------------------------------------
EBITDA                                            -          10           13
-----------------------------------------------------------------------------
EBITDA Margin (%)                                 -        11.6         14.3
-----------------------------------------------------------------------------
Gross Debt (US$ million)
-----------------------------------------------------------------------------
    - Short Term                                 17           5            -
-----------------------------------------------------------------------------





2Q03

BR GAAP



--------------------------------------------------------------------------------
           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NOT REVIEWED
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
KOBRASCO                                     2Q 02         1Q 03          2Q 03
--------------------------------------------------------------------------------
Quantity Sold ('000 tons)                    1,012         1,134          1,128
--------------------------------------------------------------------------------
   Export Markets                              534           453            667
--------------------------------------------------------------------------------
   Domestic Market                             478           681            461
--------------------------------------------------------------------------------
Average Price (US$/ton)                      29.30         30.39          30.35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Revenues                                    72           117            102
--------------------------------------------------------------------------------
Cost of Goods Sold                            (67)          (94)           (88)
--------------------------------------------------------------------------------
Net Financial Result                          (78)            18             50
--------------------------------------------------------------------------------
Net Earnings                                  (49)            18             35
--------------------------------------------------------------------------------
Gross Margin (%)                               6.9          19.7           13.7
--------------------------------------------------------------------------------
EBITDA                                           5            16              8
--------------------------------------------------------------------------------
EBITDA Margin (%)                              6.9          13.7            7.8
--------------------------------------------------------------------------------
Gross Debt (US$ million)
--------------------------------------------------------------------------------
    - Long  Term                               143           124            102
--------------------------------------------------------------------------------
SAMARCO                                      2Q 02         1Q 03          2Q 03
--------------------------------------------------------------------------------
Quantity Sold ('000 tons)                    3,436         3,988          4,277
--------------------------------------------------------------------------------
Average Price (US$/ton)                      28.78         27.59          30.98
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Revenues                                   239           361            371
--------------------------------------------------------------------------------
Cost of Goods Sold                           (115)         (163)          (166)
--------------------------------------------------------------------------------
Net Financial Result                          (95)             -             25
--------------------------------------------------------------------------------
Net Earnings                                  (19)           139            142
--------------------------------------------------------------------------------
Gross Margin (%)                              51.9          54.8           55.3
--------------------------------------------------------------------------------
EBITDA                                         105           197            131
--------------------------------------------------------------------------------
EBITDA Margin (%)                             43.9          54.6           35.3
--------------------------------------------------------------------------------
Gross Debt (US$ million)                       267           179            188
--------------------------------------------------------------------------------
    - Short Term                               180           123            138
--------------------------------------------------------------------------------
    - Long Term                                 87            56             50
--------------------------------------------------------------------------------





2Q03

BR GAAP


--------------------------------------------------------------------------------
           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NOT REVIEWED
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
FERTECO                                         2Q 02        1Q 03        2Q 03
--------------------------------------------------------------------------------
Quantity Sold ('000 tons)                       3,545        4,879        4,426
--------------------------------------------------------------------------------
   Export Market - Iron Ore                     2,713        3,503        2,917
--------------------------------------------------------------------------------
   Domestic Market  - Iron Ore                    832        1.376        1.509
--------------------------------------------------------------------------------
Average Price (US$/ton)                         14.70        13.87        13.67
--------------------------------------------------------------------------------
                                                    -            -            -
--------------------------------------------------------------------------------
Quantity Sold ('000 tons)                       1,234          856        1,175
--------------------------------------------------------------------------------
   Export Market - Pellets                        736          358          514
--------------------------------------------------------------------------------
   Domestic Market  - Pellets                     498          498          661
--------------------------------------------------------------------------------
Average Price (US$/ton)                         27.05        29.62        31.82
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Revenues                                      195          311          299
--------------------------------------------------------------------------------
Cost of Goods Sold                              (128)        (181)        (150)
--------------------------------------------------------------------------------
Net Financial Result                             (44)          (8)            7
--------------------------------------------------------------------------------
Net Earnings                                     (10)           89          111
--------------------------------------------------------------------------------
Gross Margin (%)                                 34.4         41.8         49.8
--------------------------------------------------------------------------------
EBITDA                                             63          123          158
--------------------------------------------------------------------------------
EBITDA Margin (%)                                32.3         39.5         52.8
--------------------------------------------------------------------------------
Gross Debt (US$ million)                          146           92           77
--------------------------------------------------------------------------------
    - Short Term                                   58           10            -
--------------------------------------------------------------------------------
    - Long Term                                    88           82           77
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GIIC*  (US$ '000)                               2Q 02        1Q 03        2Q 03
--------------------------------------------------------------------------------
Quantity Sold ('000 tons)                         676          772        1,178
--------------------------------------------------------------------------------
   Export Market                                  676          772        1,178
--------------------------------------------------------------------------------
Average Price (US$/ton)                         40.30        41.00        43.30
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Revenues                                       77          100          140
--------------------------------------------------------------------------------
Cost of Goods Sold                               (67)         (78)        (106)
--------------------------------------------------------------------------------
Net Financial Result                                -          (1)          (1)
--------------------------------------------------------------------------------
Net Earnings                                        6           12           20
--------------------------------------------------------------------------------
Gross Margin (%)                                 13.0         22.0         24.3
--------------------------------------------------------------------------------
EBITDA                                              8           16           24
--------------------------------------------------------------------------------
EBITDA Margin (%)                                10.4         16.0         17.1
--------------------------------------------------------------------------------
Gross Debt (US$ million)
--------------------------------------------------------------------------------
    - Long Term                                    40           35           35
--------------------------------------------------------------------------------
* Financial indicators calculated according to the standards of the IASC (International Accounting Standards Committee)
--------------------------------------------------------------------------------


2Q03

BR GAAP



--------------------------------------------------------------------------------
        MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS - NOT REVIEWED
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
SIBRA (Consolidated)                            2Q 02          1Q 03       2Q 03
--------------------------------------------------------------------------------
Quantity Sold - Ferro Alloys ('000 tons)            78           67          79
--------------------------------------------------------------------------------
   Export Market                                    39           30          40
--------------------------------------------------------------------------------
   Domestic Market                                  39           37          38
--------------------------------------------------------------------------------
Average Price (US$/ton)                         445.72       536.68      606.47
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Quantity Sold - Manganese ('000 tons)              247          241         382
--------------------------------------------------------------------------------
   Export Market                                   212          147         306
--------------------------------------------------------------------------------
   Domestic Market                                  35           94          76
--------------------------------------------------------------------------------
Average Price (US$/ton)                          46.32        42.65       42.93
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Revenues                                       106          142         171
--------------------------------------------------------------------------------
Cost of Goods Sold                                 (69)        (84)        (93)
--------------------------------------------------------------------------------
Net Financial Result                                (4)        (11)        (19)
--------------------------------------------------------------------------------
Net Earnings                                        22           18          25
--------------------------------------------------------------------------------
Gross Margin (%)                                  34.9         40.8        45.6
--------------------------------------------------------------------------------
EBITDA                                              34           41          57
--------------------------------------------------------------------------------
EBITDA Margin (%)                                 32.1         28.9        33.3
--------------------------------------------------------------------------------
Gross Debt (US$ million)                            46           57          64
--------------------------------------------------------------------------------
    - Short Term                                    28           37          25
--------------------------------------------------------------------------------
    - Long Term                                     18           20          39
--------------------------------------------------------------------------------




2Q03

BR GAAP



------------------------------------------------------------------------------
           ALUMINUM - FINANCIAL INDICATORS - ADJUSTED AND NOT REVIEWED
------------------------------------------------------------------------------
                                                                    million R$
------------------------------------------------------------------------------
MRN                                         2Q 02         1Q 03         2Q 03
------------------------------------------------------------------------------
Quantity Sold ('000 tons)                   2,611         2,196         3,512
------------------------------------------------------------------------------
   Export Markets                             790           711           958
------------------------------------------------------------------------------
   Domestic Market                          1,821         1,485         2,554
------------------------------------------------------------------------------
Average Price (US$/ton)                     18.34         19.23         18.98
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net Revenues                                  111           140           184
------------------------------------------------------------------------------
Cost of Goods Sold                           (61)          (69)          (89)
------------------------------------------------------------------------------
Net Financial Result                         (32)             -          (11)
------------------------------------------------------------------------------
Net Earnings                                    8            59            75
------------------------------------------------------------------------------
Gross Margin (%)                             45.0          50.7          51.6
------------------------------------------------------------------------------
EBITDA                                         59            80           124
------------------------------------------------------------------------------
EBITDA Margin (%)                            53.2          57.1          67.4
------------------------------------------------------------------------------
Gross Debt (US$ million)                      109           113           199
------------------------------------------------------------------------------
    - Short Term                               19            44           134
------------------------------------------------------------------------------
    - Long Term                                90            69            65
------------------------------------------------------------------------------
ALUNORTE                                    2Q 02         1Q 03         2Q 03
------------------------------------------------------------------------------
Quantity Sold ('000 tons)                     410           490           537
------------------------------------------------------------------------------
   Export Market                              175           289           303
------------------------------------------------------------------------------
   Domestic Market                            235           201           234
------------------------------------------------------------------------------
Average Price (US$/ton)                    165.72        172.03        173.68
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net Revenues                                  174           292           273
------------------------------------------------------------------------------
Cost of Goods Sold                          (134)         (218)         (218)
------------------------------------------------------------------------------
Net Financial Result                        (198)            44           137
------------------------------------------------------------------------------
Net Earnings                                (142)           102           151
------------------------------------------------------------------------------
Gross Margin (%)                             23.0          25.3          20.1
------------------------------------------------------------------------------
EBITDA                                         49            83            68
------------------------------------------------------------------------------
EBITDA Margin (%)                            28.2          28.4          24.9
------------------------------------------------------------------------------
Gross Debt (US$ million)
------------------------------------------------------------------------------
    - Long Term                               455           482           494
------------------------------------------------------------------------------
ALBRAS                                      2Q 02         1Q 03         2Q 03
------------------------------------------------------------------------------
Quantity Sold ('000 tons)                     110           103           106
------------------------------------------------------------------------------
   Export Market                              108            99           102
------------------------------------------------------------------------------
   Domestic Market                              2             4             4
------------------------------------------------------------------------------
Average Price (US$/ton)                  1,332.13      1,337.98      1,326.07
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net Revenues                                  366           480           423
------------------------------------------------------------------------------
Cost of Goods Sold                          (223)         (285)         (271)
------------------------------------------------------------------------------
Net Financial Result                        (332)            64           176
------------------------------------------------------------------------------
Net Earnings                                (186)           223           247
------------------------------------------------------------------------------
Gross Margin (%)                             39.1          40.6          35.9
------------------------------------------------------------------------------
EBITDA                                        150           196           157
------------------------------------------------------------------------------
EBITDA Margin (%)                            41.0          40.8          37.1
------------------------------------------------------------------------------
Gross Debt (US$ million)                      556           451           400
------------------------------------------------------------------------------
    - Short Term                               49             -             -
------------------------------------------------------------------------------
    - Long Term                               507           451           400
------------------------------------------------------------------------------



2Q03

BR GAAP


--------------------------------------------------------------------------------
           ALUMINUM - FINANCIAL INDICATORS - ADJUSTED AND NOT REVIEWED
--------------------------------------------------------------------------------
                                                                      million R$
--------------------------------------------------------------------------------
VALESUL                                  2Q 02          1Q 03             2Q 03
--------------------------------------------------------------------------------
Quantity Sold ('000 tons)                   24             19                24
--------------------------------------------------------------------------------
   Export Market                            12              9                15
--------------------------------------------------------------------------------
   Domestic Market                          12             10                 9
--------------------------------------------------------------------------------
Average Price (US$/ton)               1,663.20       1,730.60          1,685.83
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Revenues                                93            108               112
--------------------------------------------------------------------------------
Cost of Goods Sold                        (72)           (69)              (89)
--------------------------------------------------------------------------------
Net Financial Result                         1              -                 -
--------------------------------------------------------------------------------
Net Earnings                                15             27                 3
--------------------------------------------------------------------------------
Gross Margin (%)                          22.6           36.1              20.5
--------------------------------------------------------------------------------
EBITDA                                      23             35                14
--------------------------------------------------------------------------------
EBITDA Margin (%)                         24.7           32.4              12.5
--------------------------------------------------------------------------------
Gross Debt (US$ million)                     2              2                 2
--------------------------------------------------------------------------------
    - Short Term                             1              1                 1
--------------------------------------------------------------------------------
    - Long Term                              1              1                 1
--------------------------------------------------------------------------------
























This communication may include declarations which represent the expectations of the Company's Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissao de Valores Mobiliarios (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F."
--------------------------------------------------------------------------------


2Q03

US GAAP

 BOVESPA: VALE3, VALE5
    NYSE: RIO, RIOPR
 LATIBEX: XVALO, XVALP

     www.cvrd.com.br
     rio@cvrd.com.br

   Investor Relations
       Department

Roberto Castello Branco
     Barbara Geluda
     Daniela Tinoco
  Eduardo Mello Franco
     Rafael Azevedo
     Rafael Campos
  Tel: (5521)3814-4540




[CVRD LOGO]


PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE SECOND QUARTER OF 2003
================================================================================


The financial and operating information contained in this press release, except whether otherwise indicated, is based on consolidated figures, according to generally accepted accounting principles in the United States of America ("US GAAP"). This information, with the exception of that referring to investment and market behavior, is based on the quarterly financial statements, which have been reviewed by independent auditors. The main consolidated subsidiaries of CVRD are: RDME, RDMN, Sibra, Ferteco, Urucum Mineracao, Para Pigmentos, Docenave, Aluvale, Alunorte, Florestas Rio Doce, Celmar, Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce Finance International.


Rio de Janeiro, 13 August 2003 - Companhia Vale do Rio Doce (CVRD) has reported net earnings of US$ 456 million for the second quarter of 2003 (2Q03), corresponding to US$ 1.19 per share, US$ 470 million higher than that of 2Q02. The operating ROE, as measured by the ratio of adjusted EBIT (earnings before interest and taxes) to net worth, and which excludes the impact of F/X gains and losses, was, in annual terms, 34.0% in the 2Q03 vis-a-vis 33.6% in the same quarter last year.

Earnings accumulated in 1H03 amounted to US$ 810 million, higher than the US$ 261 million obtained in the 1H02.

Gross operating revenues in 2Q03 amounted to US$ 1.219 billion, 14.5% higher than that of the same period last year. In 1H03 revenues amounted to US$ 2.372 billion, 16.1% higher than that of the 1H02.

Cash generation, as measured by adjusted EBITDA (1) (earnings before interest, tax, depreciation and amortization), amounted to US$ 490 million, up 15.3% compared to 2Q02. The adjusted EBITDA of the 1H03 reached US$ 932 million, an increase of 13.4% vis-a-vis the US$ 822 million obtained in the 1H02.

The adjusted EBITDA margin (2), which is the ratio between adjusted EBITDA and net revenues, amounted to 41.9%, higher than the figure of 41.6% reported in 2Q02.

CVRD's consolidated exports in 2Q03, according to BRGAAP (generally accepted accounting principles in Brazil), amounted to US$ 947 million, totalling US$
1.747 billion for the first half of the year. Thus, the company's exports were up 9.9% in relation to that of the 1H02. CVRD's net consolidated exports (exports minus imports) in 1H03 amounted to US$ 1.551 billion, which corresponded to 14.9% of Brazil's trade surplus of US$ 10.397 billion during the same period.



2Q03

US GAAP



Shipments of iron ore and pellets reached 41.496 million tons in 2Q03, an increase of 1% in relation to that of 2Q02. In 1H03 sales volume of these products amounted to 84.015 million tons, 8% higher than that sold in the same period last year.

CVRD has been operating at full capacity, and at the same time carrying out various investments in mining and logistics, which will permit faster expansion in iron ore shipments from 2004 onwards. To this end, in the first quarter of next year Pier III at the Ponta da Madeira maritime terminal should be operating, while production capacity from the iron ore mines at Carajas should be 70 million tons a year, an increase of 14 million tons on its current nominal capacity. Given the much faster than expected growth in demand for iron ore, the Company is aiming at anticipating the completion of the expansion project at Carajas by almost a year.

The Gongo Soco mine, part of the Southern System, resumed operations after the problems that occurred in 1Q03, producing iron ore at an annual capacity of 3.6 million tons.

With the ramp-up of stage 3 at Alunorte, CVRD's alumina sales amounted to 604,000 tons in 2Q03. Shipments of primary aluminum, which represents CVRD's take of Albras' production, amounted to 51,000 tons, slightly less than the figure recorded in 2Q02 of 53,000 tons.

The volume of general cargo (cargo excluding iron ore and pellets) transported for clients in 2Q03 constituted a quarterly record, despite the fact that less than half of the Company's locomotive and wagon purchase orders have been met until now. CVRD's railroads - Vitoria a Minas (EFVM) and Carajas (EFC) - in 2Q03 transported 4.298 billion net ton kilometers (ntk) of general cargo for clients, up 17.6% in relation to that of 2Q02 . The amount of ntKs transported in the 1H03 was 7.687 billion vis-a-vis 7.056 billion in the same period last year.

The Centro - Atlantica Railroad (FCA) also set a new quarterly record, with the transportation of 2.602 billion ntk, compared to 2.253 billion in 2Q02. During 1H03, FCA transported 4.835 billion ntK, an increase of 18.4% relative to 1H02.

Investments made in the quarter amounted to US$ 407.3 million, bringing the total for the first half 2003 to US$ 647.6 million. A little over half the capital expenditure was dedicated to expanding mining and logistics capacity, and to the construction of hydroelectric plants.

The Company's total debt as of June 30, 2003 amounted to US$ 3.282 billion, down US$ 632 million in relation to the end of 2Q02.

The Company's performance in 2Q03 was very solid and consistent with the aim of maximizing value over the long term and also reflected the quality with which strategies were executed in all areas of the business.



2Q03

US GAAP


--------------------------------------------------------------------------------------------------------------------
                                           SELECTED FINANCIAL INDICATORS
--------------------------------------------------------------------------------------------------------------------
                                                                                                         US$ million
--------------------------------------------------------------------------------------------------------------------
                                                 2Q 02         1Q 03         2Q 03    (change in)%  (change in)%
                                                  (A)           (B)           (C)           (C/A)         (C/B)
--------------------------------------------------------------------------------------------------------------------
Gross Revenues                                   1,065         1,153         1,219          14.5           5.7
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Gross Margin (%)                                 42.4          42.3           42.7            -             -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA                                   425           442           490           15.3          10.9
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA margin (%)                       41.6          39.8           41.9            -             -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Adjusted EBIT                                     334           363           388           16.2           6.9
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Adjusted EBIT Margin (%)                         32.7          32.7           33.2            -             -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                     (14)           354           456            NM           28.8
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net Margin  (%)                                  (1.4)         31.9           39.0            -             -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total Debt/ Adjusted EBITDA (LTM) (3)             2.5           1.8           1.7             -             -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Annualized Operational ROE (%) (*)               33.6          39.9           34.0            -             -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Investments (**)                                  266           240           407           53.0          69.6
--------------------------------------------------------------------------------------------------------------------

(*) Adjusted EBIT/net worth, Adjusted EBIT = earnings before interest and taxes = operating income
(**) including acquisitions



MATERIAL EVENTS


Iron ore and pellet prices

During May, negotiations with clients were completed for the setting of iron ore and pellet reference prices for the year 2003. Due to the extraordinary growth in demand, an average price increase was obtained of approximately 9.0% for the various types of iron ore and 9.8% for blast furnace pellets.

The reference prices for iron ore are at their highest levels in nominal terms since 1992. At the same time, there was a recovery in the premium commanded in the price of blast furnace pellets relative to iron ore fines, which returned to the level seen in 2001, of around US$20 cents per iron unit.




Strategic focus, profitable growth and value creation

Investments

At the beginning of July, Rio Doce Manganese Norway (RDMN), CVRD's wholly owned subsidiary located in Mo I Rana, Norway, began operations. After the investment in the overhaul of its electric furnaces, environmental protection and improvements to its safety systems in the workplace, RDMN began production of manganese ferro-alloys, with an annual capacity of 110,000 tons. The plant is supplied with ultra-fine manganese ore from the Azul mine located in Carajas, and benefits from relatively low electricity costs.

Expansion of bauxite and alumina production capacity represents important leveraging in the generation of value for CVRD's shareholders, given mind the Company's sustainable competitive advantages in this business segment. These advantages are due to the Company's considerable reserves of high-quality bauxite, its efficient logistics system and an alumina refinery with low conversion and capacity expansion costs.


2Q03

US GAAP



The construction of module 3 at the alumina refinery of Alunorte, increasing annual capacity from 1.6 million to 2.4 million tons, and the increase in bauxite production capacity at Mineracao Rio do Norte from 11.0 to 16.3 million tons per year were concluded this year.

At the end of July the Board of Directors of Alunorte, a subsidiary of CVRD, approved the construction of stages 4 and 5, which will increase capacity from
2.4 million to 4.2 million tons a year with an estimated investment of US$ 583 million. The new modules will use bauxite produced in Paragominas, a wholly owned CVRD mine in the state of Para, currently under development. Both the mine and the expansion of the refinery are expected to begin operations in the first quarter of 2006.

The European Commission has authorized CVRD's proposal to acquire control of CAEMI, the world's fourth largest producer of iron ore. After the conclusion of the transaction to buy 50% of the ordinary shares and 40% of the preferred shares of CAEMI for US$ 426.4 million, CVRD will hold 60.2% of this company's total capital, consolidating the group's global leadership in the iron ore market. CAEMI's results will be consolidated into the Company's financial statements in US GAAP (generally accepted accounting principles in the United States) starting in 3Q03.

Another important step in the ferrous mining business will be the consolidation of Ferteco into CVRD in 3Q03, allowing the extraction of further synergies between the two companies.

Divestiture

As part of the strategic directive for the divestment of assets that have no synergies with the Company's core businesses, the sale of two Docenave ships for US$ 36 million was finalised, resulting in an accounting profit of US$ 3.7 million. With the completion of this transaction, just three ships from Docenave's long haul fleet remain to be sold.

An agreement was signed with Yamana Resources Inc. for the purchase and sale of the Fazenda Brasileiro gold mine for US$ 20.9 million. CVRD continues to invest in mineral exploration aimed at discovering new gold deposits. On the other hand, with the exception of 118, all the Company's copper projects will produce gold as a by-product.

Financial Management

The Company successfully concluded two transactions in the international capital markets, raising a total of US$ 550 million.

The first involved the issue of notes backed by export receivables of iron ore and pellets amounting to US$ 250 million with a term of 10 years, a duration of
5.38 years, a grace period of two years, bearing a coupon of 4.43% p.a. payable quarterly and a yield to maturity of 4.48% p.a. The issue received a guarantee from MBIA Insurance Corporation and obtained ratings of Aaa from Moody's, AAA from Standard & Poors and AAA from Fitch Ratings.

The second operation involved the issuance of a US$ 300 million unsecured bond for a term of 10 years, a duration of 6.77 years, carrying a coupon of 9.00% p.a. paid semi-annually, with an yield to maturity of 9.25% p.a. This issue had various characteristics that gave it all the hallmarks of success.


2Q03

US GAAP



Firstly, it obtained a rating of Ba2 from Moody's, 3 notches higher than that awarded to Brazil's sovereign debt, B2. For the first time, a private-sector Brazilian company obtained a higher credit rating than the country itself.

Secondly, it had the longest term of any unsecured bond issued by a private-sector Brazilian company.

Thirdly, it is also the first time ever that a private-sector Brazilian company placed a bond issue offering a lower yield than the comparable securities issued by the sovereign. CVRD 2013 was placed with investors at a yield of 9.250% p.a., while the Brazil Global 2013 was trading at a yield of 12.582%.

The terms obtained for the two issues reflect the recognition by the global capital markets of CVRD's excellent credit quality. At the same time, the transactions are consistent with the Company's financial objective: lengthening the duration of its debt, and reducing refinancing risk, at the lowest cost available given the prevailing market conditions.

The operations were concluded in July and August 2003, and, therefore, will only be reflected in the 3Q03 financial statements.




2Q03

US GAAP



SHORT-TERM OUTLOOK


Demand for iron ore has been extraordinary, greatly exceeding the expectations that prevailed at the beginning of this year. There are indications that the global seaborne iron ore market is facing its strongest demand pressure in the last 20 years.

In the first half of 2003, Chinese imports grew 42% in relation to the same period last year, reaching 72.5 million tons. This figure is already higher than the Chinese imports for the whole of 2000, which totalled 70 million tons. China has surpassed Japan as the world's largest importer of iron ore, given that imports to that country, although up by 5.4%, amounted to 66.4 million tons in 1H03.

Global production of crude steel, according to statistics from the International Iron and Steel Institute (IISI), increased by 8.2% in 1H03 compared to 1H02, with growth of 1.9% in the European Union, 3% in the United States, 5.2% in Japan, 2% in South Korea and 21% in China - which consequently has been the main driving force in the demand for iron ore. According to industry specialists, it is likely that global steel production in 2003 will reach around 950 million tons, which would mean a jump of 100 million tons from the level two years ago. This expansion in production has obviously translated into a substantial increase in demand for iron ore.

After a brief period of decline, between February and June this year, steel prices, according to the CRU steel price index, picked up in July. The differential in seaborne freight rates between Brazil-Asia and Australia-Asia has shown an increase of about US$ 8.50 per ton, indicating the strength of demand for iron ore and pellets, given that Asian countries - basically China, Japan, Taiwan and South Korea - account for approximately 65% of global seaborne imports.

The performance of the Chinese economy has been directly influenced by investments in infrastructure, foreign direct investment flows, exports of manufactured products and an increase in consumer spending on durable goods, especially cars. The growth in these various components explains why China is currently responsible for around 17% of the world's copper and aluminum consumption, 21% of global steel consumption and 23.3% of global seaborne imports of iron ore, and why growth in the Chinese economy causes a considerable impact on ore and metal markets.

The epidemic of Severe Acute Respiratory Syndrome (SARS) has been overcome and its impact on the performance of the Chinese economy seems to have been relatively small, with GDP growth slowing from 9.9% in 1Q03 to 6.7% in 2Q03. Therefore, GDP in that country is expected to continue to grow in the second half of this year at a similar rate to that seen in 1H03, of 8.2%, with a gradual convergence to 7% a year, with favourable repercussions on demand for minerals and metals.

Recent statistics on the behavior of leading indicators are showing encouraging signs of a recovery in the global economy. GDP in the USA, which has led global economic growth since the mid 90s, recorded growth rate of 2.4% a year in 2Q03, compared to estimates of 1.5% and annualised expansion rates of only 1.4% in each of the two previous quarters. This provoked an immediate reaction in the commodity markets: the price of copper rose to its highest level in the last 24 months and aluminum prices returned to levels last seen in March 2002. More vigorous global economic growth is expected in the next few quarters, which without a doubt, improves the outlook for the mining and metals markets.



2Q03

US GAAP



Bearing in mind the plans to significantly expand steel production in China, it is likely that the current imbalance between the demand and supply of iron ore will persist for the next 18 months, despite the capacity expansion projects in Brazil and Australia.

The alumina market has also been experiencing an imbalance between demand and supply, given that global consumption has been growing faster than production since the beginning of 2002. This process, principally due to a significant growth in imports into China, which in 1H03 amounted to 2.56 million tons compared to 1.9 million for the year 2000 as a whole, has caused a sharp rise in prices. On the spot market the alumina price has reached approximately 21% of the aluminum price on the London Metal Exchange (LME), compared to 11% on average for 2002.

The expected trend in global demand for alumina over the next few years is likely to mean continued supply pressure, which will tend to benefit players such as CVRD, which are investing in capacity expansion projects at an extremely competitive cost.

The rise in Brazil's exports, the increase in the Company's fleet of locomotives and wagons and the launching of new services for clients, are factors which lead us to be optimistic with regard to the cash generation capacity of CVRD's logistics businesses over the next 18 to 24 months.

FOCUS ON COST REDUCTION

In parallel to its routine controls and investments in power generation, CVRD has been developing various specific cost reduction initiatives. Among these, are the efforts to shorten the wagon turnaround cycle, reduce the consumption of fuel on the railroads, restructure the procurement department, replace fuel oil by natural gas in the pellet plants, and use electricity and other fuels in the generation of steam in the alumina refinery.

One aim, for example, is to shorten the average time taken for an iron ore wagon for the journey to and from the mine and the port. Achieving this target would generate significant productivity gains, permitting the transportation of larger volumes of iron ore with lower investment in equipment.

Alunorte is achieving the flexibility to, at any time, choose the cheapest energy source to generate the steam and to calcinate alumina.

The company is making greater use of auctions to purchase equipment via Quadrem, the global portal for the mining and metals industry. Processes and procedures are being revised, the register of suppliers is being reorganised and an ERP system (Enterprise Resource Planning) is being introduced, measures which will permit a cut in costs and make procurement more efficient.

The effects of these initiatives should materialize over the next few quarters.



REVENUES AND SALES VOLUME

Shipments of iron ore and pellets in 2Q03 amounted to 41.496 million tons compared to 41.089 million tons in 2Q02 and 42.519 million tons in 1Q03. Sales of iron ore were practically constant, while pellet sales, of 5.175 million tons in 2Q03, were down slightly compared to the figure for the previous quarter of
6.139 million. This was due entirely to shipment scheduling and was not the result of demand problems.


2Q03

US GAAP


CVRD has been operating at full capacity, expecting only modest growth in the sales of iron ore and pellets this year. Shipments should accelerate in the second half of 2003, as a result of investments made.

In 2Q03, 2.3 million tons of iron ore were acquired from mines located in the Iron Quadrangle region in the State of Minas Gerais in order to fulfil client commitments, given the excess demand prevailing in the seaborne market. In 1H03, CVRD purchased 5.1 million tons of iron ore from third parties.

As a reflection of the considerable demand expansion, demurrage expenditures reached US$ 12 million in 2Q03 relative to US$ 8 million 2Q02. These expenditures totalled US$ 21 million in 1H03, showing an increase of 75% when compared to 1H02, which amounted to US$ 12 million.

CVRD purchased 2.1 million tons of pellets from the pelletizing joint ventures (Nibrasco, Kobrasco, Itabrasco and Hispanobras) in the 2Q03 to resell to its clients as it happens in the normal course of business. There was a reduction vis-a-vis the purchases executed during 1Q03, of 3.3 million tons.

China continued to be the main export market for the Parent Company's iron ore in 2Q03, importing 4.8 million tons, followed by Japan with 4.1 million tons and Germany with 2.8 million tons. Sales to China in 1H03, totalling 10.2 million tons, were up 8.5% in relation to the same period last year.

As we have previously mentioned, with the capacity expansion at Carajas coming on stream, combined with the completion of Pier III at the Ponta da Madeira maritime terminal, the investments in locomotives and wagons, as well as faster ship loading rates at the port of Tubarao, CVRD will be in a better position to further benefit from the increase in global demand in 2004.


--------------------------------------------------------------------------------
                       VOLUME SOLD - IRON ORE AND PELLETS
--------------------------------------------------------------------------------
                                                                       '000 tons
--------------------------------------------------------------------------------
                  2Q02          %        1Q03          %        2Q03          %
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Iron ore        36,142      88.0%      36,380      85.6%      36,321      87.5%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Pellets          4,947      12.0%       6,139      14.4%       5,175      12.5%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total           41,089     100.0%      42,519     100.0%      41,496     100.0%
--------------------------------------------------------------------------------


Sales of manganese, of 337,000 tons, were up 180.8% in relation to 2Q02, while sales of ferro-alloys amounted to 103,000 tons in 2Q03, compared to 93,000 in 2Q02. The substantial increase in the sales volume is due to manganese sinter feed sales to China.

Alumina sales, with Alunorte's module 3 coming online, continue to grow, amounting to 604,000 tons in 2Q03, which represents an increase of 10.6% in relation to the previous quarter. The company has been maintaining the same level of shipment of primary aluminum, having sold 51,000 tons in 2Q03, compared to 53,000 tons in 2Q02.

Sales of potash totalled 149,000 tons, down 22.4% in relation to 2Q02. The Taquari-Vassouras mine operated slightly above its nominal capacity of 600,000 tons a year. In 2002, the sale of 731,000 tons was made possible by significantly drawing down on inventory. Potash is another area which has excellent growth potential: the Company is facing excess demand, and the expansion project to increase production capacity at the mine to 850,000 tons is due for completion by the middle of 2005.






2Q03

US GAAP



Reflecting the falling production, due to the closure of Igarape Bahia and the fact that Fazenda Brasileiro is nearing exhaustion, sales of gold in 2Q03 amounted to 19,800 troy ounces, compared to 111,800 in 2Q02.

Kaolin sales reached 84,000 tons against 74,000 tons in the 2Q02. In 1H03, shipments of this industrial mineral totalled 192,000 tons, up 31.5% compared to that of 1H02. Therefore, as a result of changes in the marketing policies, including the launch of a new product, the Paraprint, it is expected that sales volumes will amount to 400,000 tons this year. This will allow CVRD to increase the use of its installed capacity.


-------------------------------------------------------------------------------
                          VOLUME SOLD - OTHER PRODUCTS
-------------------------------------------------------------------------------
                                                                      '000 tons
-------------------------------------------------------------------------------
                                            2Q02            1Q03          2Q03
-------------------------------------------------------------------------------
Gold (ounces)                            111,854          25,753        19,773
-------------------------------------------------------------------------------
Manganese                                    120             206           337
-------------------------------------------------------------------------------
Ferro-alloys                                  93             113           103
-------------------------------------------------------------------------------
Alumina                                      106             546           604
-------------------------------------------------------------------------------
Aluminum                                      53              49            51
-------------------------------------------------------------------------------
Bauxite                                      407             189           262
-------------------------------------------------------------------------------
Potash                                       192             158           149
-------------------------------------------------------------------------------
Kaolin                                        74             108            84
-------------------------------------------------------------------------------


General cargo transported by the railroads - EFVM and EFC - amounted to 4.298 billion ntk, which set a new quarterly record, showing an increase of 17.6% on 2Q02.

Cargo handling for clients in CVRD's ports and maritime terminals amounted to
7.227 million tons, an increase of 16.4% on 2Q02.

A large part of the performance in logistics services can be explained by the Company's exploitation of opportunities provided by agricultural production, especially grains, in which segment CVRD transports approximately 15% of the harvest destined for the export market, and by the increase in the Brazilian steel production of 8.4% in 1H03. Various initiatives are in the process of being introduced, or have already been implemented, enabling the Company to take advantage of potential growth in this business segment. Of particular note are contracts for the transportation of soybeans, sugar for export, the launching of express train services, the development of new services for the transportation of steel products and the fact that the Company has started to provide logistics solution services for the industrial installations of various large Brazilian companies and multinationals.

-------------------------------------------------------------------------------
                        VOLUME SOLD - LOGISTICS SERVICES
-------------------------------------------------------------------------------
                                                                     '000 tons
-------------------------------------------------------------------------------
                                              2Q02          1Q03          2Q03
-------------------------------------------------------------------------------
   Railroads  (million ntk)                  3,655         3,389         4,298
-------------------------------------------------------------------------------
   Ports                                     6,211         5,575         7,227
-------------------------------------------------------------------------------

Gross revenues generated in 2Q03 amounted to US$ 1.219 billion, an increase of 14.5% in relation to 2Q02.




2Q03

US GAAP



Revenues from the sale of iron ore, of US$ 591 million, accounted for 48.5% of total revenue, up 8.2% on the figure in 2Q02, of US$ 546 million.

The average iron ore sale price in 2Q03 amounted to US$ 16.26 per ton, an increase of 7.6% on the prices prevailing in 2Q02, of US$ 15.11 per ton. Revenues in 2Q03 incorporated only a small percentage of the retrospective price adjustments for sales completed during 1H03.

Sales of pellets generated US$ 159 million in 2Q03, compared to US$ 149 million in 2Q02.

Pellet plants operation services of the five pellet joint ventures at Tubarao were responsible for revenues of US$ 11 million in 2Q03.

Shipments of manganese and ferro-alloys generated revenues of US$ 89 million in 2Q03, an increase of 50.8% compared to 2Q02. This increase resulted from the volume and price expansion of the alloys sold.

Sales of products in the aluminum chain (bauxite, alumina and primary aluminum), also recorded an increase in revenues, which amounted to US$ 188 million in 2Q03 compared to US$ 98 million in 2Q02. The consolidation of Alunorte, which only occurred in 3Q02, explains this increase, as well as the actual improvement in alumina sales and the rise in prices.

Sales of gold reached in 2Q02 only US$ 7 million against US$ 35 million in 2Q02, due to factors already mentioned. However, revenues from kaolin are increasing having totalled US$ 14 million in 2Q03, a growth of 55.6% yoy. Such evolution is explained not only by higher volumes but also by higher average prices.

Revenue generation from logistics services, of US$ 138 million in 2Q03, increased 5.3% in relation to that of 2Q02. In the 2Q03, railroad transportation was responsible for US$ 79 million of such revenues, port services accounted for US$ 33 million, shipping accounted for US$ 21 million and port services support accounted for US$ 5 million.

The rise in logistics revenues can be explained by the increase in the volumes handled by railroads and ports and by the appreciation of 19.5% of the Real against the US dollar, given that these revenues are almost 90% denominated in local Brazilian currency.

Total CVRD sales to the domestic market amounted to US$ 405 million, accounting for 33.2% of total revenues in 2Q03. Revenues from sales to Europe and Asia, respectively, amounted to US$ 375 million and US$ 265 million, representing 30.8% and 21.7% of the total revenue.



2Q03

US GAAP



--------------------------------------------------------------------------------
                            GROSS REVENUE BY PRODUCT
--------------------------------------------------------------------------------
                                                                    million US$
--------------------------------------------------------------------------------
                                                 2Q02         1Q03         2Q03
--------------------------------------------------------------------------------
Iron Ore                                          546          549          591
--------------------------------------------------------------------------------
Pellet plant operation services                     9            8           11
--------------------------------------------------------------------------------
Pellets                                           149          189          159
--------------------------------------------------------------------------------
Gold                                               35            9            7
--------------------------------------------------------------------------------
Logistics services                                131          115          138
--------------------------------------------------------------------------------
Aluminum, alumina and bauxite                      98          167          188
--------------------------------------------------------------------------------
Manganese and ferro-alloys                         59           75           89
--------------------------------------------------------------------------------
Potash                                             24           21           21
--------------------------------------------------------------------------------
Kaolin                                              9           16           14
--------------------------------------------------------------------------------
Others                                              5            4            1
--------------------------------------------------------------------------------
Total                                           1,065        1,153        1,219
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          GROSS REVENUE BY DESTINATION
--------------------------------------------------------------------------------
                                                                    million US$
--------------------------------------------------------------------------------
                                                 2Q02         1Q03         2Q03
--------------------------------------------------------------------------------
Domestic market                                   345          356          405
--------------------------------------------------------------------------------
External market                                   720          797          814
--------------------------------------------------------------------------------
USA                                                30           57           42
--------------------------------------------------------------------------------
   Europe                                         378          378          375
--------------------------------------------------------------------------------
   Japan                                           69           86          122
--------------------------------------------------------------------------------
   Asian emerging economies                       142          149          143
--------------------------------------------------------------------------------
   Rest of World                                  101          127          132
--------------------------------------------------------------------------------
Total                                           1,065        1,153        1,219
--------------------------------------------------------------------------------



NET EARNINGS OF US$ 456 MILLION

Net earnings in 2Q03 amounted to US$ 456 million, an increase of US$ 470 million vis-a-vis the loss of US$ 14 million posted in 2Q02. In 1H03 the Company generated net earnings of US$ 810 million.

The increases in net operating revenue of US$ 149 million and equity income of US$ 117 million contributed to the improvement in the result relative to 2Q02. At the same time, the 16.9% appreciation of the Real against the US dollar, which occurred between March and June 2003 caused, due to the impact on net liabilities in US dollars, an exchange rate gain of US$ 257 million in 2Q03, making a significant contribution to profits in this quarter.

The growth in sales of the majority of the products and the logistics services explains the revenue increase which took place in 2Q03 vis-a-vis 2Q02.


2Q03

US GAAP



The companies from the aluminum division generated, via equity participation, additions to the bottom line in the amount of US$ 47 million and iron ore and pellet companies, US$ 45 million. Both divisions delivered a good contribution to the net income of 2Q03. Albras generated equity participation income of US$ 40 million, Samarco US$ 23 million, Caemi US$ 7 million, Kobrasco US$ 6 million, GIIC US$ 4 million. The Logistics division contributed a negative US$ 72 million to net income due to a US$ 73 million loss in FCA. This result is due to changes in the accounting treatment of the appropriation of leasing and concessions expenditures. Such changes were undertaken in order to put into practice at FCA the best accounting practices enabling the future consolidation of FCA into CVRD.





2Q03

US GAAP



--------------------------------------------------------------------------------
                            RESULT FROM SHAREHOLDINGS
--------------------------------------------------------------------------------
                                                                    million US$
--------------------------------------------------------------------------------
                                                2Q02         1Q03          2Q03
--------------------------------------------------------------------------------
Steel                                            (2)           19            16
--------------------------------------------------------------------------------
Aluminum, Alumina and bauxite                   (37)           48            47
--------------------------------------------------------------------------------
Logistics                                       (40)         (11)          (72)
--------------------------------------------------------------------------------
Pellets                                          (5)           26            35
--------------------------------------------------------------------------------
Iron ore                                           1            7            10
--------------------------------------------------------------------------------
Others                                             1            5           (1)
--------------------------------------------------------------------------------
Total                                           (82)           94            35
--------------------------------------------------------------------------------


The positive effect of exchange rate variation on profits, the increase in revenues and the improved equity income result, were partially offset by an increase, compared to 2Q02, of US$ 289 million in provisions for the payment of income tax and social contribution and a rise of US$ 82 million in the cost of goods sold (COGS).

The different timing of the increase in the pre-tax profits and the capacity to generate fiscal credits via the payment of interest on shareholders equity contributed for the increase of the effective tax rate. Therefore, in the 2Q03, there were provisions of US$ 160 million in addition to the provision of US$ 71 million taken in the 1Q03.

Part of the increase in COGS was due to the consolidation of Alunorte, whose COGS amounted to US$ 73 million. This produced an impact which is spread over the several components of the overall COGS, except for the expenses related to the acquisition of iron ore and pellets and to demurrage.

The acquisition of iron ore and pellets was reduced by US$ 18 million due to the decrease in the purchase of pellets from the joint ventures, of 3.1 million tons in 2Q02 against 2.1 million tons in 2Q03. Concerning the demurrage expenditures, the increase amounted to US$ 4 million in 2Q03 vis-a-vis 2Q02.

The growth experienced in the cost of materials is, in good part, a consequence of the increase in production and maintenance expenses.




2Q03

US GAAP



--------------------------------------------------------------------------------
                                 COGS BREAKDOWN
--------------------------------------------------------------------------------
                                                                    million US$
--------------------------------------------------------------------------------
                                             2Q02          1Q03            2Q03
--------------------------------------------------------------------------------
Personnel                                      72            54              63
--------------------------------------------------------------------------------
Material                                      112           154             180
--------------------------------------------------------------------------------
Fuel Oil and Gases                             87            81              99
--------------------------------------------------------------------------------
Energy                                        101           120              83
--------------------------------------------------------------------------------
Contracted Services                           111           135             125
--------------------------------------------------------------------------------
Product Purchases                              58            41              47
--------------------------------------------------------------------------------
Depreciation and Exhaustion                    22            21              28
--------------------------------------------------------------------------------
Others                                         25            35              45
--------------------------------------------------------------------------------
Total                                         588           641             670
--------------------------------------------------------------------------------


CASH GENERATION

Adjusted EBITDA in 2Q03 amounted to US$ 490 million, an increase of 15.3% relative to 2Q02.

Of this total, US$ 36 million corresponds to dividends received from affiliates and joint ventures, where Samarco contributed the largest portion, of US$ 25 million. In addition to this contributions, an adjustment of US$ 12 million was made due to the write-off of assets at the Sao Luis pellet plant, which was a non-recurring event.

Adjusted accumulated EBITDA in the 12-month period ending June 2003 amounted to US$ 1.890 billion compared to US$ 1.587 billion for the same period ended June 2002, showing an increase of 19.1%.

Adjusted EBITDA in 2Q03 registered an increase of US$ 65 million in comparison to that of 2Q02. The main factors behind this difference were the US$ 149 million increase in net operating revenues and the drop of US$ 15 million in sales, general and administrative expenses. On the other hand, COGS suffered an increase of US$ 82 million and other operating expenses were US$ 16 million higher than the same period last year, partially offset by the US$ 12 million adjustment related non-recurring items within this line.

The ferrous mineral businesses produced adjusted EBITDA of US$ 397 million in 2Q03, maintaining its percentage share of total adjusted EBITDA almost constant at 81.0%. Logistics services contributed US$ 58 million, with this area's percentage of the Company's adjusted total EBITDA rising from 8.7% in 1Q03 to 11.8% in 2Q03. The aluminum businesses contributed US$ 27 million to adjusted Ebitda, 5.5% of the total.

The adjusted EBITDA for non-ferrous minerals (gold, potash and kaolin) totalled zero in 2Q03 due to losses in the gold operations. Given the relative weight of the fixed costs in the total cost structure, the operation of the Fazenda Brasileiro mine at current production levels became unprofitable for CVRD.



2Q03

US GAAP




--------------------------------------------------------------------------------
                            QUARTERLY ADJUSTED EBITDA
--------------------------------------------------------------------------------
                                                                    million  US$
--------------------------------------------------------------------------------
                                             2Q02           1Q03           2Q03
--------------------------------------------------------------------------------
Net Operating Revenues                      1,021          1,110          1,170
--------------------------------------------------------------------------------
COGS                                        (588)          (641)          (670)
--------------------------------------------------------------------------------
S,G &A Expenses                              (60)           (49)           (45)
--------------------------------------------------------------------------------
Research and Development                     (12)           (11)           (12)
--------------------------------------------------------------------------------
Other Operational Expenses                   (27)           (46)           (55)
--------------------------------------------------------------------------------
ADJUSTED EBIT                                 334            363            388
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Depreciation, amortization  &                  61             43             54
exhaustion
--------------------------------------------------------------------------------
Dividends Received                             30             36             36
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Adjustment for non-recurring                    0              0             12
items (asset impairment)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADJUSTED EBITDA                               425            442            490
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                        ADJUSTED EBITDA BY BUSINESS AREA
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
                         2Q02         %     1Q03         %       2Q03         %
--------------------------------------------------------------------------------
Ferrous Minerals          360      84.7      357      80.8        397      81.0
--------------------------------------------------------------------------------
Non- ferrous Minerals      22       5.2        9       2.0          -         -
--------------------------------------------------------------------------------
Logistics                  37       8.7       38       8.6         58      11.8
--------------------------------------------------------------------------------
Aluminum                    6       1.4       32       7.2         27       5.5
--------------------------------------------------------------------------------
Others                      -         -        6       1.4          8       1.7
--------------------------------------------------------------------------------
Total                     425       100      442       100        490       100
--------------------------------------------------------------------------------


DEBT

The Company's total debt as of June 30, 2003 amounted to US$ 3.282 billion, down US$ 632 million relative to June 30, 2002. Net debt, of US$ 2.316 billion, was reduced by only US$ 26 million compared to the balance one year ago.

Total debt was equivalent to 1.74 times adjusted EBITDA accumulated in the 12 months ending June 30, 2003 and the ratio of adjusted EBITDA /interest paid was 12 times.

Interest expenses included only a small portion of financial expenses related to the Company's debt, as shown in the table below:



2Q03

US GAAP





--------------------------------------------------------------------------------
                               FINANCIAL EXPENSES
--------------------------------------------------------------------------------
                                                                    million US$
--------------------------------------------------------------------------------
Financial Expenses on:                                    1Q03             2Q03
--------------------------------------------------------------------------------
Local Debt                                                 (5)              (4)
--------------------------------------------------------------------------------
External Debt                                             (39)             (35)
--------------------------------------------------------------------------------
Debt with Related Parties                                  (5)              (2)
--------------------------------------------------------------------------------
Total Debt-related Financial Expenses                     (49)             (41)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Gross Interest on:
--------------------------------------------------------------------------------
Tax and Labour Contingencies                               (6)              (6)
--------------------------------------------------------------------------------
Tax on Financial Transactions (CPMF)                       (4)              (5)
--------------------------------------------------------------------------------
Derivatives                                                (8)                4
--------------------------------------------------------------------------------
Others                                                    (15)             (16)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                                                     (82)             (64)
--------------------------------------------------------------------------------


Guarantees provided to affiliates and joint ventures amounted to US$ 484 million as of June 30, 2003, lower than the balance on June 30, 2002 when it amounted to US$ 531 million. Guarantees and loans contracted by Albras constitute approximately 64% of this total. The total debt of this company as of June 30, 2003 amounted to US $400 million, with a total debt/LTM adjusted EBITDA ratio of
1.8 times.


--------------------------------------------------------------------------------
                                 DEBT INDICATORS
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
                                                    2Q02        1Q03       2Q03
--------------------------------------------------------------------------------
Gross Debt                                         3,914       3,314      3,282
--------------------------------------------------------------------------------
Net Debt (5)                                       2,342       2,030      2,316
--------------------------------------------------------------------------------
Gross Debt / LTM adjusted EBITDA (x)                2.47        1.82       1.74
--------------------------------------------------------------------------------
Adjusted EBITDA / Interest expenses (4) (x)         6.85        9.02      11.95
--------------------------------------------------------------------------------
Gross Debt / Total assets (x)                       0.27        0.24       0.23
--------------------------------------------------------------------------------


CAPEX

The following are operational data related to investments. For aggregate GAAP information on capital expenditures, see the cash flow statement at the end of this document.

Investments carried out in 2Q03 amounted to US$ 407.3 million, totalling US$
647.6 million in the first half of 2003.

US$ 215.4 million were spent on projects - 52.9% of the total capital expenditure - US$ 9.4 million on iron ore mining in the Southern System, US$
23.8 million on iron ore mining in the Northern System, US$ 3.4 million on the conversion of RDMN into a producer of manganese ferro-alloys and US$ 41.5 million on logistics. An amount of US$ 87.5 million was allocated to the Sossego copper project, US$ 21 million to conclude Alunorte's capacity expansion and US$ 6.9 million to the Taquari - Vassouras potash mine production capacity expansion.




2Q03

US GAAP



The main ongoing projects are displayed below:


---------------------------------------------------------------------------------------------------------------------
Area          Project      Investment        Investment         Status
                           carried out       carried out
                           in 1Q03           in 2Q03
------------- ------------ ----------------- ------------------ -----------------------------------------------------
              Increasing   US$ 6.1 million   US$ 7.7 million    It is expected that the Northern System will be
              iron ore                                          operating with an annual production capacity of 70
              production                                        million tons in 1Q04, therefore managing to
Ferrous       capacity in                                       accelerate the expansion in production by
Minerals      the                                               approximately 12 months. Investment in the project
              Northern                                          is estimated at US$ 144.4 million, involving
              System                                            expenditure on the mine, railroad and port.
              ------------ ----------------- ------------------ -----------------------------------------------------
              Pier III of  US$ 2.1 million   US$ 2.8 million    Completion expected for January 2004. Project
              the Ponta                                         implementation is proceeding according to schedule
              da Madeira                                        and capex is estimated at US$ 33.3 million. Pier
              Maritime                                          III will have a loading capacity of 18 million tons
              Terminal                                          a year, enhancing the capacity of TMPM to 74
              (TMPM)                                            million tons a year.
              ------------ ----------------- ------------------ -----------------------------------------------------
              Iron ore     US$ 146,000       US$ 296,000        First phase due for completion by 2006, when the
              mine at                                           mine will have a production capacity of 12 million
              Brucutu -                                         tons a year. The project is proceeding according to
              Southern                                          schedule. Total investment is estimated at US$
              System                                            219.9 million, of which US$ 19.7 million is
                                                                programmed for 2003.
              ------------ ----------------- ------------------ -----------------------------------------------------
              Iron ore     US$ 637,000       US$ 2.5 million    Completion estimated for 2005.  3.7% of the
              mine at                                           investment has already been carried out, and
              Fabrica                                           project development is proceeding according to
              Nova -                                            schedule.  The Fabrica Nova mine is likely to have
              Southern                                          a capacity of 10 million tons a year by 2005,
              System                                            reaching 15 million by 2009. Total capital
                                                                expenditure is budgeted at US$ 84.4 million, with
                                                                programmed spending of US$ 39.6 million for 2003.
              ------------ ----------------- ------------------ -----------------------------------------------------
              Conversion   US$ 3.6 million   US$ 3.4 million    Capital expenditure on the conversion of RDMN
              of RDMN                                           (which should be completed by the end of 2003) is
                                                                budgeted at US$ 15 million and will enable the plant
                                                                to produce 110,000 tons a year of manganese
                                                                ferro-alloys.
------------- ------------ ----------------- ------------------ -----------------------------------------------------
              Sossego      US$ 40.5 million  US$ 87.5 million   Completion estimated for first half 2004.  55% of
              copper mine                                       the total investment in the project has already
Non Ferrous                                                     been carried out, 78% of the undertaking has been
Minerals                                                        completed. The first tests should begin in 3Q03.
                                                                The project is slightly ahead of schedule.
              ------------ ----------------- ------------------ -----------------------------------------------------
              Expansion    US$ 4.0 million   US$ 6.9 million    Completion estimated for mid 2005.  26% of the
              of                                                total investment for the project has been carried
              Taquari                                           out. The project is on schedule. After the
              -Vassouras                                        expansion, the mine's capacity will have been
              Potassium                                         augmented to 850,000 tons a year.
              Mine
------------- ------------ ----------------- ------------------ -----------------------------------------------------
Aluminum      Expansion    US$ 32.1 million  US$ 21 million     Project concluded in 1Q03, with the inauguration of
              of Alunorte                                       the third line at Alunorte, increasing the nominal
                                                                capacity of the refinery to 2.4 million tons a year of
                                                                alumina. Around US$300 million has been invested in
                                                                this project.
------------- ------------ ----------------- ------------------ -----------------------------------------------------
Logistics     Purchase of  US$ 18.9 million  US$ 35.3 million   Of the 2,010 wagons and 77 locomotives which will
              locomotives                                       be purchased by the end of 2003, the Company has
              and wagons                                        already received 950 wagons and 44 locomotives.
                                                                Part of this equipment will be for the transportation
                                                                of general cargo and part for iron ore. 33.3% of the
                                                                total investment estimated at US$ 162.9 million has
                                                                already been made.
              ------------ ----------------- ------------------ -----------------------------------------------------
              Praia Mole   US$ 707,000       US$ 1.5 million    Phase I was completed in April 2003. After the
              Terminal                                          completion of Phase II (scheduled for 2Q04) the
              (Phases I &                                       terminal's handling capacity will be 14.5 million
              II)                                               tons a year. Total investment is budgeted at US$
                                                                20.9 million.


2Q03

US GAAP


------------- ------------ ----------------- ------------------ -----------------------------------------------------
              Aimores      US$ 6.4 million   US$ 7.6 million    Full operation postponed to October 2004, in view
              Hydro-                                            of the delay in the relocation of a local
              electric                                          community, due to legal issues. The construction of
              Plant                                             the plant is proceeding on schedule. The plant
                                                                itself will be completed within the original
Power                                                           timetable, but will not be able to generate
Generation                                                      electricity as the water reservoir will not be full.

              ------------ ----------------- ------------------ -----------------------------------------------------
              Candonga     US$ 6.7 million   US$ 5.4 million    Completion scheduled for November 2003. 90% of the
              Hydro-                                            project's total estimated investment of US$ 40.1
              electric                                          million, has already been carried out.
              plant                                             Implementation of the project is proceeding as
                                                                scheduled.
---------------------------------------------------------------------------------------------------------------------


Of the total amount invested in 2Q03, US$56 million, or 13.6%, was spent on maintenance and the environment. Capital infusions amounted to US$62.8 million (15.4% of the total invested), in CFN, FCA, Compania Minera Andino Brasileira
(CMAB) and Compania Minera Latino Americana (CMLA). CMAB and CMLA are both mineral exploration companies located in Chile and Peru, respectively.

The purchase of CST shares, for US$ 58 million, accounted for 14.2% of the total spent this quarter.

Expenditure on mineral prospecting and technological research amounted to US$
8.6 million. US$ 6.5 million were spent on information technology, US$ 3 million of which was allocated to the introduction of the ERP (Enterprise Resource Planning) system.

Of the total invested in 2Q03, the non-ferrous mineral area accounted for 25.6%, ferrous minerals, 20.4%, logistics, 19.4% while aluminum accounted for 5.4%.


------------------------------------------------------------------------------------------------------------------
                                                INVESTMENTS - 2Q03
------------------------------------------------------------------------------------------------------------------
By business area                 US$ million           %   By category                     US$ million          %
------------------------------------------------------------------------------------------------------------------
Ferrous Minerals                        83.3       20.4%   Capital infusions                      62.8      15.4%
------------------------------------------------------------------------------------------------------------------
Logistics                               79.1       19.4%   Maintenance &Environment               56.0      13.7%
------------------------------------------------------------------------------------------------------------------
Non-ferrous Minerals                   104.4       25.6%   Projects                              215.4      52.9%
------------------------------------------------------------------------------------------------------------------
Aluminum                                22.2        5.4%   Mineral Prospecting                     8.6       2.2%
------------------------------------------------------------------------------------------------------------------
Power Generation                        16.0        3.9%   Information Technology                  6.5       1.6%
------------------------------------------------------------------------------------------------------------------
Others                                 102.4       25.1%   Technological Research                 58.0      14.2%
------------------------------------------------------------------------------------------------------------------
Total                                  407.3        100%   Total                                 407.3     100.0%
------------------------------------------------------------------------------------------------------------------



2Q03

US GAAP


--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
                                                  2Q 02       1Q 03       2Q 03
--------------------------------------------------------------------------------
Gross operating revenues                          1,065       1,153       1,219
--------------------------------------------------------------------------------
Taxes                                              (44)        (43)        (49)
--------------------------------------------------------------------------------
Net Operating Revenue                             1,021       1,110       1,170
--------------------------------------------------------------------------------
Cost of Goods Sold                                (588)       (641)       (670)
--------------------------------------------------------------------------------
Gross Profit                                        433         469         500
--------------------------------------------------------------------------------
Gross Margin (%)                                   42.4        42.3        42.7
--------------------------------------------------------------------------------
Selling, General and Administrative Expenses       (60)        (49)        (45)
--------------------------------------------------------------------------------
Research and Development Expenses                  (12)        (11)        (12)
--------------------------------------------------------------------------------
Employee Profit-Sharing                               3        (12)         (9)
--------------------------------------------------------------------------------
Others                                             (30)        (34)        (46)
--------------------------------------------------------------------------------
Operating Profit                                    334         363         388
--------------------------------------------------------------------------------
Financial Revenues                                   44          28          29
--------------------------------------------------------------------------------
Financial Expenses                                (117)        (82)        (64)
--------------------------------------------------------------------------------
Monetary Variation                                (326)          50         257
--------------------------------------------------------------------------------
Tax and Social Contribution (Current)                 3         (6)       (135)
--------------------------------------------------------------------------------
Tax and Social Contribution (Deferred)              126        (65)        (25)
--------------------------------------------------------------------------------
Equity Income                                      (82)          94          35
--------------------------------------------------------------------------------
Accounting Changes for Asset Write-offs               -        (10)           -
--------------------------------------------------------------------------------
Minority Shareholding Participation                   4        (18)        (29)
--------------------------------------------------------------------------------
Net Earnings                                       (14)         354         456
--------------------------------------------------------------------------------
Earnings per Share (US$)                         (0.04)        0.92        1.19
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                 BALANCE SHEET
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
                                                   2Q02        1Q03        2Q03
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
    Current                                       3,069       2,696       2,482
--------------------------------------------------------------------------------
    Long-term                                     1,459       1,407       1,727
--------------------------------------------------------------------------------
    Fixed                                         4,733       4,485       5,574
--------------------------------------------------------------------------------
Total                                             9,261       8,588       9,783
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
    Current                                       1,915       1,638       2,044
--------------------------------------------------------------------------------
    Long Term                                     3,374       3,310       3,177
--------------------------------------------------------------------------------
    Shareholders' Equity                          3,972       3,640       4,562
--------------------------------------------------------------------------------
       Paid-up Capital                            2,944       2,944       3,367
--------------------------------------------------------------------------------
       Reserves                                   1,028         696       1,195
--------------------------------------------------------------------------------
Total                                             9,261       8,588       9,783
--------------------------------------------------------------------------------


2Q03

US GAAP



------------------------------------------------------------------------------------------------------------------------
                                              CASH FLOW STATEMENT
------------------------------------------------------------------------------------------------------------------------
                                                                                                             US$ milhoes
------------------------------------------------------------------------------------------------------------------------
                                                                                            2Q 02       1Q 03     2Q 03
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------------------------------------------------------------------------------------------
     Net income                                                                              (14)         354       456
------------------------------------------------------------------------------------------------------------------------
     Adjustments to reconcile net income with cash provided by operating activities:
------------------------------------------------------------------------------------------------------------------------
           Depreciation, depletion and amortization                                            61          43        54
------------------------------------------------------------------------------------------------------------------------
           Dividends received                                                                  30          36        36
------------------------------------------------------------------------------------------------------------------------
           Equity in results of affiliates and joint ventures and change in provision
                    for losses on equity investments                                           82        (94)      (35)
------------------------------------------------------------------------------------------------------------------------
           Deferred income taxes                                                            (126)          65       133
------------------------------------------------------------------------------------------------------------------------
           Provisions for contingencies                                                        46           9         -
------------------------------------------------------------------------------------------------------------------------
           Impairment of property, plant and equipment                                         49           -        12
------------------------------------------------------------------------------------------------------------------------
           Gain in accounting practice for asset retirement obligations                         -          10         -
------------------------------------------------------------------------------------------------------------------------
           Pension plan                                                                         3           3         2
------------------------------------------------------------------------------------------------------------------------
           Foreign exchange and monetary losses                                               467       (142)     (258)
------------------------------------------------------------------------------------------------------------------------
           Net unrealized derivative losses                                                     7           3         1
------------------------------------------------------------------------------------------------------------------------
           Minority interest                                                                  (4)          18        29
------------------------------------------------------------------------------------------------------------------------
           Others                                                                              68           6       (9)
------------------------------------------------------------------------------------------------------------------------
     Decrease (increase) in assets:
------------------------------------------------------------------------------------------------------------------------
          Accounts receivable                                                                (16)          64        65
------------------------------------------------------------------------------------------------------------------------
          Inventories                                                                        (26)          24      (25)
------------------------------------------------------------------------------------------------------------------------
          Others                                                                             (39)         (1)      (26)
------------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in liabilities:
------------------------------------------------------------------------------------------------------------------------
          Suppliers                                                                           (5)        (93)        18
------------------------------------------------------------------------------------------------------------------------
          Payroll and related charges                                                           7         (6)        13
------------------------------------------------------------------------------------------------------------------------
          Others                                                                               22          57      (14)
------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                                612         356       452
                                                                                             ----        ----      ----
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
------------------------------------------------------------------------------------------------------------------------
     Loans and advances receivable                                                             21          22      (53)
------------------------------------------------------------------------------------------------------------------------
     Guarantees and deposits                                                                 (29)        (12)     (152)
------------------------------------------------------------------------------------------------------------------------
     Additions to investments                                                                   -           -      (61)
------------------------------------------------------------------------------------------------------------------------
     Additions to property, plant and equipment                                             (172)       (198)     (308)
------------------------------------------------------------------------------------------------------------------------
     Proceeds from disposals of property, plant and equipment                                   1           -        37
------------------------------------------------------------------------------------------------------------------------
     Net cash used to acquire subsidiaries                                                   (45)           -         -
------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                                  (224)       (188)     (537)
                                                                                            -----       -----     -----
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
------------------------------------------------------------------------------------------------------------------------
     Short-term debt, net issuances (repayments)                                            (166)        (93)        60
------------------------------------------------------------------------------------------------------------------------
          Loans                                                                               (4)        (16)       (6)
------------------------------------------------------------------------------------------------------------------------
     Long-term debt                                                                            72         179        40
------------------------------------------------------------------------------------------------------------------------
     Repayments of long-term debt                                                            (79)       (101)     (179)
------------------------------------------------------------------------------------------------------------------------
     Interest attributed to stockholders                                                    (329)           -     (215)
------------------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                                                  (506)        (31)     (300)
                                                                                            -----        ----     -----
------------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalents                                       (118)         137     (385)
------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash equivalents                           (318)          56        67
------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, beginning of period                                         2.008       1.091     1.284
------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of period                                               1,572       1,284       966
                                                                                           ------      ------      ---
------------------------------------------------------------------------------------------------------------------------
     Cash paid during the period for:
------------------------------------------------------------------------------------------------------------------------
          Interest on short-term debt                                                        (10)         (6)       (1)
------------------------------------------------------------------------------------------------------------------------
          Interest on long-term debt, net of interest capitalized of $4 in 1Q03, $5 in
               1Q02 and $4 in 4Q02                                                           (33)        (49)      (28)
------------------------------------------------------------------------------------------------------------------------
          Interest capitalized                                                                  5           4         5
------------------------------------------------------------------------------------------------------------------------
          Income tax                                                                          (4)         (6)      (27)
------------------------------------------------------------------------------------------------------------------------
     Non-cash transactions
------------------------------------------------------------------------------------------------------------------------
          Conversion of loans receivable to investments                                         -          11        76
------------------------------------------------------------------------------------------------------------------------

2Q03

US GAAP



Ferrous Minerals Companies


--------------------------------------------------------------------------------
                        FINANCIAL INDICATORS - UNAUDITED
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
HISPANOBRAS                               2Q 02            1Q 03          2Q 03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                     836              905            890
--------------------------------------------------------------------------------
   Export Markets                           356              268            625
--------------------------------------------------------------------------------
   Domestic Market                          480              637            265
--------------------------------------------------------------------------------
Average Price (US$/ton)                   31.56            29.75          36.33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                              2                3              6
--------------------------------------------------------------------------------
Net Financial Result                          3              (1)            (2)
--------------------------------------------------------------------------------
Net Earnings                                  3                1              4
--------------------------------------------------------------------------------
NIBRASCO                                  2Q 02            1Q 03          2Q 03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                   2,257            1,800          1,847
--------------------------------------------------------------------------------
   Export Markets                           686              469            513
--------------------------------------------------------------------------------
   Domestic Market                        1,571            1,331          1,334
--------------------------------------------------------------------------------
Average Price (US$/ton)                   31.36            27.75          27.03
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                              6                2            (1)
--------------------------------------------------------------------------------
Net Financial Result                        (1)                -              -
--------------------------------------------------------------------------------
Net Earnings                                  3                1            (1)
--------------------------------------------------------------------------------
Total Debt                                    4                3              2
--------------------------------------------------------------------------------
    - Short Term                              2                2              2
--------------------------------------------------------------------------------
    - Long Term                               2                1              -
--------------------------------------------------------------------------------
 ITABRASCO                                2Q 02            1Q 03          2Q 03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                     702              813            843
--------------------------------------------------------------------------------
   Export Markets                           533              306            778
--------------------------------------------------------------------------------
   Domestic Market                          169              507             65
--------------------------------------------------------------------------------
Average Price (US$/ton)                   28.30            29.54          35.25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                              1                2              7
--------------------------------------------------------------------------------
Net Financial Result                          3              (1)            (2)
--------------------------------------------------------------------------------
Net Earnings                                  2                -              3
--------------------------------------------------------------------------------
Total Debt                                   17                5              -
--------------------------------------------------------------------------------
    - Short Term                              -                -              -
--------------------------------------------------------------------------------
    - Long Term                              17                5              -
--------------------------------------------------------------------------------
KOBRASCO                                  2Q 02            1Q 03          2Q 03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                   1,012            1,134          1,128
--------------------------------------------------------------------------------
   Export Markets                           534              453            667
--------------------------------------------------------------------------------
   Domestic Market                          478              681            461
--------------------------------------------------------------------------------
Average Price (US$/ton)                   29.30            30.39          30.35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                              1                5              2
--------------------------------------------------------------------------------
Net Financial Result                       (27)                5             16
--------------------------------------------------------------------------------
Net Earnings                               (17)                6             11
--------------------------------------------------------------------------------
Total Debt                                  143              124            102
--------------------------------------------------------------------------------
    - Short Term                              -                -              -
--------------------------------------------------------------------------------
    - Long Term                             143              124            102
--------------------------------------------------------------------------------





2Q03

US GAAP




--------------------------------------------------------------------------------
                        FINANCIAL INDICATORS - UNAUDITED
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
 SAMARCO                                            2Q 02      1Q 03      2Q 03
--------------------------------------------------------------------------------
Volume Sold - Export Markets ('000 tons)            3,436      3,988      4,277
--------------------------------------------------------------------------------
Average Price (US$/ton)                             28.78      27.59      30.98
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Adjusted EBITDA                                        41         56         45
--------------------------------------------------------------------------------
Depreciation, Amortization and depletion              (6)        (5)        (6)
--------------------------------------------------------------------------------
Operating Income                                       35         51         39
--------------------------------------------------------------------------------
Impairment / Gain on Sale                               -        (1)          6
--------------------------------------------------------------------------------
Net Financial Result                                 (37)          -          8
--------------------------------------------------------------------------------
Income before Income Tax and Social Contribution      (2)         50         53
--------------------------------------------------------------------------------
Income Tax and Social Contribution                    (3)       (12)        (7)
--------------------------------------------------------------------------------
Net Income                                            (5)         38         46
--------------------------------------------------------------------------------
Total Debt                                            268        179        188
--------------------------------------------------------------------------------
    - Short Term                                      181        123        138
--------------------------------------------------------------------------------
    - Long Term                                        87         56         50
--------------------------------------------------------------------------------
GIIC*                                               2Q 02      1Q 03      2Q 03
--------------------------------------------------------------------------------
Volume Sold - ('000 tons)                             676        772      1,178
--------------------------------------------------------------------------------
 Export Markets                                       676        772      1,178
--------------------------------------------------------------------------------
Average Price (US$/ton)                             40.30      41.00      43.30
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Income                                        1          4          8
--------------------------------------------------------------------------------
Net Income                                              1          4          8
--------------------------------------------------------------------------------
Total Debt                                             40         35         35
--------------------------------------------------------------------------------
    - Long Term                                        40         35         35
--------------------------------------------------------------------------------

*Financial indicators calculated according to standards set down by the International Accounting Standards Committee




2Q03

US GAAP


Aluminum Companies


--------------------------------------------------------------------------------
                        FINANCIAL INDICATORS - UNAUDITED
--------------------------------------------------------------------------------
                                                                     million US$
--------------------------------------------------------------------------------
MRN                                                  2Q02       1Q03       2Q03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                             2,611      2,196      3,512
--------------------------------------------------------------------------------
   Export Markets                                     790        711        958
--------------------------------------------------------------------------------
   Domestic Market                                  1,821      1,485      2,554
--------------------------------------------------------------------------------
Average Price (US$/ton)                             18.34      19.23      18.98
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                                       37         14         29
--------------------------------------------------------------------------------
Net Financial Result                                   13        (2)       (12)
--------------------------------------------------------------------------------
Net Earnings                                           38         10         15
--------------------------------------------------------------------------------
Total Debt                                            109        113        200
--------------------------------------------------------------------------------
    - Short Term                                       19         44        134
--------------------------------------------------------------------------------
    - Long Term                                        90         69         66
--------------------------------------------------------------------------------
ALBRAS                                               2Q02       1Q03       2Q03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                               110        103        106
--------------------------------------------------------------------------------
   Export Markets                                     108         99        102
--------------------------------------------------------------------------------
   Domestic Market                                      2          4          4
--------------------------------------------------------------------------------
Average Price (US$/ton)                          1,332.13   1,337.98   1,326.07
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Adjusted EBITDA                                        58         56         50
--------------------------------------------------------------------------------
Depreciation, Amortization and depletion              (4)        (3)        (4)
--------------------------------------------------------------------------------
Impairment / Gain on Sale                               -          -        (3)
--------------------------------------------------------------------------------
Operating Income                                       54         53         43
--------------------------------------------------------------------------------
Net Financial Result                                (125)         30         58
--------------------------------------------------------------------------------
Income before Income Tax and Social Contribution     (71)         83        101
--------------------------------------------------------------------------------
Income Tax and Social Contribution                      2        (4)       (24)
--------------------------------------------------------------------------------
Net Income                                           (69)         79         77
--------------------------------------------------------------------------------
Total Debt                                            556        451        400
--------------------------------------------------------------------------------
    - Short Term                                       49          -          -
--------------------------------------------------------------------------------
    - Long Term                                       507        451        400
--------------------------------------------------------------------------------
VALESUL                                              2Q02       1Q03       2Q03
--------------------------------------------------------------------------------
Volume Sold ('000 tons)                                24         19         24
--------------------------------------------------------------------------------
   Export Markets                                      12          9         15
--------------------------------------------------------------------------------
   Domestic Market                                     12         10          9
--------------------------------------------------------------------------------
Average Price (US$/ton)                          1,663.20   1,730.60   1,685.82
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                                        8          9          3
--------------------------------------------------------------------------------
Net Financial Result                                    -          -          -
--------------------------------------------------------------------------------
Net Earnings                                            6          8          1
--------------------------------------------------------------------------------
Total Debt                                              2          2          2
--------------------------------------------------------------------------------
    - Short Term                                        1          1          1
--------------------------------------------------------------------------------
    - Long Term                                         1          1          1
--------------------------------------------------------------------------------




2Q03

US GAAP


APPENDIX


Reconciliation of non-GAAP information and comparable GAAP information

(1) Adjusted EBITDA
The term "EBITDA" refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term "Adjusted EBITDA" to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

--------------------------------------------------------------------------------
         RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW
--------------------------------------------------------------------------------
                                                                    US$ million
--------------------------------------------------------------------------------
                                                            1Q03           2Q03
--------------------------------------------------------------------------------
Operating Cash Flow                                          356            452
--------------------------------------------------------------------------------
Income tax paid                                                6             27
--------------------------------------------------------------------------------
Monetary and Foreign Exchange Losses                          92              1
--------------------------------------------------------------------------------
Financial Expenses                                            41             32
--------------------------------------------------------------------------------
Net Working Capital                                         (45)           (31)
--------------------------------------------------------------------------------
Others                                                       (8)              9
--------------------------------------------------------------------------------
Adjusted EBITDA                                              442            490
--------------------------------------------------------------------------------

(2) Adjusted EBITDA Margin
--------------------------------------------------------------------------------
                                                         2Q02     1Q03     2Q03
--------------------------------------------------------------------------------
Adjusted EBITDA Margin (Adjusted EBITDA/Net Revenues)    41.6     39.8     41.9
--------------------------------------------------------------------------------
Operating Income / Net Revenues                          32.7     32.7     33.2
--------------------------------------------------------------------------------

(3) Gross Debt / Adjusted LTM EBITDA
--------------------------------------------------------------------------------
                                                         2Q02     1Q03     2Q03
--------------------------------------------------------------------------------
Gross debt / adjusted LTM EBITDA (x)
                                                         2.47     1.82     1.74
--------------------------------------------------------------------------------
Gross Debt/Operating Cash Flow (x)                       1.60     2.32     1.82
--------------------------------------------------------------------------------

(4) Adjusted EBITDA/ Interest Expense
--------------------------------------------------------------------------------
                                                         2Q02     1Q03     2Q03
--------------------------------------------------------------------------------
Adjusted EBITDA/ Interest Expense Adjusted (x)            6.9      9.0     12.0
--------------------------------------------------------------------------------
Operating Income/Financial Expense (x)                    2.9      4.4      6.1
--------------------------------------------------------------------------------

(5) Net Debt
--------------------------------------------------------------------------------
         RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW
--------------------------------------------------------------------------------
                                                                     US$ million
--------------------------------------------------------------------------------
                                                      2Q02       1Q03      2Q03
--------------------------------------------------------------------------------
Gross Debt                                           3,914      3,314     3,282
--------------------------------------------------------------------------------
Cash and Equivalents                                   531        499       484
--------------------------------------------------------------------------------
Net Debt                                             2,342      2,030     2,316
--------------------------------------------------------------------------------





2Q03

US GAAP











































--------------------------------------------------------------------------------

This communication may include declarations which represent the expectations of the Company's Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissao de Valores Mobiliarios (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F."




2Q03

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COMPANHIA VALE DO RIO DOCE
                                                    (Registrant)


Date:  August 18, 2003

                                             By: /s/ Fabio de Oliveira Barbosa
                                                 -------------------------------
                                                 Fabio de Oliveira Barbosa
                                                 Chief Financial Officer